Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

and the Associated Preferred Stock Purchase Rights

of

Biosite Incorporated

at

$85.00 per Share

by

Louisiana Acquisition Sub, Inc.

a wholly-owned subsidiary of

Beckman Coulter, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 27, 2007 (THE END OF THE DAY ON FRIDAY), UNLESS THE OFFER IS EXTENDED.

This offer (the “Offer”), is being made according to an Agreement and Plan of Merger, dated as of March 24, 2007 (the “Merger Agreement”), by and among Beckman Coulter, Inc., a Delaware corporation (“Beckman”), Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman (the “Purchaser”), and Biosite Incorporated, a Delaware corporation (“Biosite”).

The board of directors of Biosite has unanimously: (i) determined that the Merger Agreement, the Offer, the merger of the Purchaser with and into Biosite, with Biosite surviving the merger (the “Merger”), and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Biosite’s stockholders; (ii) approved the Merger Agreement; (iii) declared that the Merger Agreement is advisable; and (iv) recommended that Biosite’s stockholders accept the Offer, tender their Shares (as defined below) in the Offer and adopt the Merger Agreement, if adoption by Biosite’s stockholders is required by applicable law.

There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not withdrawn before the expiration of the Offer, a number of shares of Biosite’s common stock, par value $0.01 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), that, together with any Shares beneficially owned by Beckman, the Purchaser and their affiliates (if any), represents at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the expiration or termination of any applicable waiting period under certain foreign antitrust laws and the receipt of certain other foreign antitrust approvals needed to complete the Offer. See Section 14—“Conditions of the Offer.”

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, and related Letter of Transmittal, Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance regarding the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

D.F. King & Co., Inc.

April 2, 2007

IMPORTANT

Stockholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal (or a manually signed copy) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal (or a manually signed copy) and any other required documents to American Stock Transfer & Trust Company, the Depositary for the Offer, at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed copy) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

deliver the Letter of Transmittal (or a manually signed copy), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined in Section 3—“Procedure for Tendering Shares”), is at the election and risk of the tendering stockholder.

i

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of Biosite Incorporated (“Biosite”), including the associated preferred stock purchase rights (collectively, the “Shares”).

Price Offered Per Share:	$85.00 per Share in cash, without interest, less any applicable withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday), unless extended (the “Expiration Time”).

The Purchaser:	Louisiana Acquisition Sub, Inc. (the “Purchaser”), a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”).

Biosite Board Recommendation:	Biosite’s board of directors has unanimously recommended that you accept the Offer and tender your Shares in the Offer.

The following are some of the questions you, as a stockholder of Biosite, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to the Purchaser.

Who is offering to buy my Shares?

The Purchaser, a Delaware corporation and wholly-owned subsidiary of Beckman, is offering to buy your shares. The Purchaser was formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Beckman and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Biosite, including the associated preferred stock purchase rights. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $85.00 per Share in cash, without interest, for each Share tendered and accepted for payment in the Offer.

What does the board of directors of Biosite think of the Offer?

Biosite’s board of directors has unanimously recommended that you accept the Offer and tender your Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any Biosite stockholders agreed to tender their Shares?

Yes. Kim D. Blickenstaff, the Chairman of the Board and Chief Executive Officer of Biosite, and his spouse Rita Blickenstaff (the “Blickenstaffs”) have entered into a Tender and Stockholder Support Agreement with Beckman and the Purchaser, which provides, among other things, that the Blickenstaffs will irrevocably tender their Shares in the Offer. These Shares may only be withdrawn from the Offer if the Tender and Stockholder Support Agreement is terminated in accordance with its terms, including if the Agreement and Plan of Merger, dated as of March 24, 2007 by and among Beckman, the Purchaser and Biosite (the “Merger Agreement”) is terminated. The Blickenstaffs held 241,946 Shares, or approximately 1.5% of the outstanding Shares, as of March 22, 2007. In addition, Mr. Blickenstaff holds options to acquire 437,811 Shares, of which 375,256 were exercisable as of March 26, 2007. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between Beckman and Biosite’s executive officers or other key employees?

Beckman and Biosite’s executive officers have not agreed upon the terms of any employment compensation, severance or other employee benefits arrangements. As indicated in the Merger Agreement, following completion of the merger of Purchaser with and into Biosite, with Biosite surviving the merger as a wholly-owned subsidiary of Beckman (the “Merger”), Beckman expects to continue to employ Biosite’s employees, including its executive officers, on terms similar to their current employment arrangements, except that Beckman may provide benefits to Biosite’s employees under its benefit plans or Biosite’s benefit plans.

What is the market value of my Shares as of a recent date?

On March 23, 2007, the last trading day before we announced the execution of the Merger Agreement, the closing price of Biosite’s common stock reported on the NASDAQ Global Select Market was $55.38 per Share. On March 30, 2007, the last full day before commencement of the Offer, the closing price of Biosite’s common stock reported on the NASDAQ Global Select Market was $83.97 per Share. We advise you to obtain a recent quotation for Biosite’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

What are the preferred stock purchase rights?

The preferred stock purchase rights are rights to purchase series A participating preferred stock of Biosite, issued pursuant to Biosite’s Rights Agreement, dated as of October 22, 1997, as amended. The preferred stock purchase rights were issued to all Biosite stockholders but currently are not represented by separate share certificates. Instead, the preferred stock purchase rights are represented by the certificate for your shares of Biosite common stock. A tender of your Shares will include a tender of the preferred stock purchase rights.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. On March 24, 2007, Beckman entered into a commitment letter, pursuant to which Morgan Stanley Senior Funding Inc. and Citigroup Global Markets, Inc. committed to provide financing for the Offer. The commitment letter provides for up to $1.65 billion of financing under a 364-day bridge loan facility, subject to certain conditions. Beckman will provide us with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow completion of the Offer. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash, the Offer is not subject to any financing condition, and Beckman arranged committed financing for the Offer. Beckman will provide us with sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow completion of the Offer. See Section 10—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

Unless we extend the expiration time of the Offer, you will have until the Expiration Time. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended?

We are required by the Merger Agreement to extend the Offer to the extent requested by Biosite, for one or more periods of up to 10 business days each, until August 31, 2007, subject to certain conditions. We can also, without Biosite’s consent, choose to extend the Offer for one or more periods of up to 10 business days each, until August 31, 2007, subject to certain conditions. See Section 1—“Terms of the Offer” and Section 13—“The Merger Agreement; Other Agreements.”

Will you provide a Subsequent Offering Period?

We may, in our discretion, elect to provide for a subsequent offering period, and one or more extensions of such subsequent offering period, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) following our acceptance for payment of Shares in the Offer (the “Subsequent Offering Period”). The Subsequent Offering Period may be between three and 20 business days in the aggregate. In addition, if immediately following our acceptance for payment of Shares in the Offer, we and our affiliates own more than 80% of the Shares outstanding at that time, to the extent requested by Biosite, we will provide for a Subsequent Offering Period of at least 10 business days in accordance with Rule 14d-11. See Section 1—“Terms of the Offer” for additional information about our obligations to extend the Offer.

How will I be notified if the Offer is extended or a Subsequent Offering Period is provided?

If we extend the Offer or provide a Subsequent Offering Period, we will inform American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), and notify Biosite stockholders by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless enough Shares are tendered and not withdrawn, considered together with all other Shares beneficially owned by Beckman, us or our affiliates (if any), to represent a majority of the total number of Shares outstanding at the Expiration Time (determined on a fully diluted basis) (the “Minimum Condition”).

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares tendered in the Offer unless:

•	the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated;

•	the applicable waiting period under certain foreign antitrust laws has expired or been terminated and certain other foreign antitrust approvals required to complete the Offer have been obtained;

•

all of the representations and warranties of Biosite set forth in the Merger Agreement are accurate, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Biosite;

•	the covenants of Biosite contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects;

•	there is no event or development that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on Biosite that is continuing;

•	there is no court injunction or law prohibiting the acceptance for payment of Shares tendered in the Offer or prohibiting completion of the Merger;

•	there is no lawsuit commenced by a governmental entity that seeks to prohibit the purchase of Shares tendered in the Offer or to prohibit completion of the Merger;

•	there is no law limiting Beckman’s ability to own, operate or control Biosite after the Merger; and

•	the Merger Agreement has not been terminated.

See Section 14—“Certain Conditions of the Offer” for a more complete description of the conditions to the Offer.

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal (or copy of the Letter of Transmittal), to the Depositary, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the Expiration Time, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be tendered. See Section 3—“Procedure for Tendering Shares.”

Can holders of vested stock participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed copy of one, with the required information to the Depositary, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by May 31, 2007, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any Subsequent Offering Period. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is completed, will Biosite continue as a public company?

If we purchase all of the Shares tendered in the Offer, there may be so few remaining stockholders and publicly-held Shares after the Offer that the Shares may no longer be eligible to be traded through the NASDAQ Global Select Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, Biosite may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. After completion of the Offer and upon our request, Biosite has agreed to elect “controlled company” status for purposes of the applicable NASDAQ Marketplace Rules, which means that Biosite would be exempt from the requirement that Biosite’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Biosite’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Biosite’s board of directors. After completion of the Merger, Beckman will own all of the outstanding capital stock of Biosite, and Biosite’s common stock will no longer be publicly owned. See Section 7—“Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are required to merge with and into Biosite, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Biosite’s certificate of incorporation and bylaws, and a vote of Biosite’s stockholders, if a vote is required. Biosite will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Beckman. In the Merger, Biosite stockholders who did not tender their Shares will receive $85.00 per Share in cash, without interest, less any applicable withholding taxes. If we acquire at least 90% of the issued and outstanding Shares, we may be able to effect the Merger without convening a meeting of the Biosite stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this Offer to Purchase and Section 12—“Purpose of the Offer; Plans for Biosite; Other Matters.”

What is the Top-Up Option and when could it be exercised?

Biosite has granted Purchaser an option to purchase that number of newly-issued Shares that is equal to 10,000 shares more than the amount needed to give Purchaser ownership of 90% of the outstanding Shares (after giving effect to the Shares issued upon the exercise of such option) (the “Top-Up Option”), provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed 19.9% of the number of Shares outstanding as of March 24, 2007. The Top-Up Option is exercisable only if Beckman, we and its and our affiliates own at least 80% of the outstanding Shares prior to exercising the Top-Up Option. Purchaser will pay Biosite $85.00 for each Share acquired through the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger without a special meeting of Biosite’s stockholders under the “short form” merger provisions of Delaware law. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. Unless prohibited by law, we may exercise and re-exercise the Top-Up Option multiple times, in whole but not in part, at any time after we first accept Shares for payment in the Offer and prior to completion of the Merger or termination of the Merger Agreement. See Section 13—“The Merger Agreement; Other Agreements” for a more detailed description of the Top-Up Option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you perfect your appraisal rights under Delaware law, you will receive $85.00 per Share in cash, without interest, less any applicable withholding taxes. This is the same amount that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Select Market, the quotation for the Shares on the NASDAQ Global Select Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Biosite may also cease making filings with the Securities and Exchange Commission or otherwise no longer be required to comply with the Securities and Exchange Commission’s rules relating to publicly-held companies.

After completion of the Offer and upon our request, Biosite has agreed to elect to be treated as a “controlled company” for purposes of the NASDAQ Marketplace Rules, which means that Biosite would be exempt from the requirement that Biosite’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Biosite’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Biosite’s board of directors. See the “Introduction” to this Offer to Purchase and Section 7—“Effect of the Offer on the Market for Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Who can I talk to if I have questions about the Offer?

You may call D. F. King & Co., Inc., the Information Agent for the Offer, at (800) 769-4414 (toll free) or Morgan Stanley & Co. Incorporated, the Dealer Manager for the Offer, at (866) 673-4167 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our Information Agent or Dealer Manager.

To the Holders of Biosite Common Stock:

INTRODUCTION

Louisiana Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Beckman Coulter, Inc., a Delaware corporation (“Beckman”), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share, together with the associated rights to purchase series A participating preferred stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a price of $85.00 per Share in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made according to an Agreement and Plan of Merger, dated as of March 24, 2007 (the “Merger Agreement”), by and among Beckman, the Purchaser and Biosite. The Merger Agreement is described in Section 13—“The Merger Agreement; Other Agreements.” Under the Merger Agreement, after completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, the approval of Biosite’s stockholders, the Purchaser will be merged with and into Biosite, with Biosite surviving the Merger as a wholly-owned subsidiary of Beckman (the “Merger”). When the Merger is completed, each Share then outstanding (other than Shares owned by Beckman, the Purchaser, Biosite or their wholly-owned subsidiaries or Biosite stockholders who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive $85.00 in cash, without interest, less any applicable withholding taxes.

The board of directors of Biosite has unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Biosite’s stockholders; (ii) approved the Merger Agreement; (iii) declared that the Merger Agreement is advisable; and (iv) recommended that Biosite’s stockholders accept the Offer, tender their Shares in the Offer and adopt the Merger Agreement, if adoption by Biosite’s stockholders is required by applicable law.

There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not withdrawn, a number of Shares that, together with any Shares beneficially owned by Beckman, the Purchaser and their affiliates, represents at least a majority of the total number of Shares outstanding (determined on a fully diluted basis) at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day Friday) unless the Offer is extended (the “Minimum Condition”). The Offer is also subject to the satisfaction of other conditions, including: (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) the expiration or termination of the applicable waiting period under certain foreign antitrust laws and the receipt of certain other foreign antitrust approvals required to complete the Offer; (iii) the accuracy of all of the representations and warranties of Biosite set forth in the Merger Agreement, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Biosite; (iv) the performance in all material respects of the covenants of Biosite contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer; (v) the absence of any event or development that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on Biosite that is continuing; (vi) the absence of any court injunction or law prohibiting the acceptance for payment of Shares tendered in the Offer or prohibiting completion of the Merger; (vii) the absence of any lawsuit commenced by a governmental entity that seeks to prohibit the purchase of Shares tendered in the Offer or to prohibit completion of the Merger; (viii) the absence of any law limiting Beckman’s ability to own, operate or control Biosite after the Merger; and (ix) the Merger Agreement not being terminated.

Biosite has informed the Purchaser that, as of March 22, 2007, it had (i) 16,000,118 Shares issued and outstanding and (ii) 4,281,397 Shares that were subject to outstanding Biosite stock options. Based upon the foregoing, as of March 22, 2007, the Minimum Condition would be satisfied if 10,140,758 Shares were tendered and not withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser purchases Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of Biosite’s board of directors. See Section 12—“Purpose of the Offer; Plans for Biosite; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Kim D. Blickenstaff, the Chairman and Chief Executive Officer of Biosite, and his spouse, Rita Blickenstaff (the “Blickenstaffs”), have entered into a Tender and Stockholder Support Agreement with Beckman and the Purchaser, dated March 24, 2007 (the “Support Agreement”), which provides, among other things, that the Blickenstaffs will irrevocably tender their Shares in the Offer. These Shares may only be withdrawn from the Offer if the Merger Agreement is terminated. The Support Agreement also requires that the Blickenstaffs irrevocably tender any Shares they acquire after March 24, 2007, including upon the exercise of options to acquire Shares or otherwise. The Blickenstaffs held 241,946 Shares, or approximately 1.5% of the outstanding Shares as of March 22, 2007. In addition, Mr. Blickenstaff holds options to acquire 437,811 Shares, of which 375,256 were exercisable as of March 26, 2007. See Section 13—“The Merger Agreement; Other Agreements.”

Beckman and Biosite’s executive officers have not agreed upon the terms of any employment compensation, severance or other employee benefits arrangements. As indicated in the Merger Agreement, following completion of the Merger, Beckman expects to continue to employ Biosite’s employees, including its executive officers, on terms similar to their current employment arrangements, except that Beckman may provide benefits to Biosite’s employees under its benefit plans or Biosite’s benefit plans.

If Beckman, the Purchaser and their affiliates (if any) hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period provided in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (“Exchange Act”) (the “Subsequent Offering Period”) the Merger Agreement requires that the Purchaser merge with and into Biosite under the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other stockholder of Biosite. See Section 12—“Purpose of the Offer; Plans for Biosite; Other Matters.” Under the Merger Agreement, if the Purchaser does not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, the Purchaser has the option, subject to limitations, to purchase from Biosite at the Offer Price a number of additional Shares sufficient to cause the Purchaser to own 10,000 shares more than 90% of the Shares then outstanding, taking into account those shares issued upon the exercise of the option, provided that the number of shares that may be issued may not exceed 19.9% of the Shares outstanding on March 24, 2007. This option is referred to as the “Top-Up Option.” The exercise price for the Top-Up Option is to be paid in cash or by delivery of a promissory note, bearing simple interest at 5% per annum, made by the Purchaser and due and payable within six months. The Top-Up Option is exercisable only if the Purchaser and its affiliates hold at least 80% of the outstanding Shares before such exercise and would hold 90% of the outstanding Shares after such exercise. The Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if it acquires less than 90% of the issued and outstanding Shares in the Offer. The Purchaser or Beckman could also acquire additional Shares after completion of the Offer through other means, such as open market purchases.

In any event, if Beckman, the Purchaser and their affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, the Purchaser will effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12—“Purpose of the Offer; Plans for Biosite; Other Matters.”

Certain material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Material United States Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5—“Material United States Federal Income Tax Consequences.”

Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, which is acting as the depositary for the Offer (the “Depositary”), D. F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”), and Morgan Stanley & Co. Incorporated, which is acting as the dealer manager for the Offer (the “Dealer Manager”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $85.00 per Share in cash, without interest, for all Shares tendered before the Expiration Time and not withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time on Friday, April 27, 2007 (the end of the day on Friday), unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Time” means the latest time at which the Offer, as so extended by the Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, if at the Expiration Time any of the conditions to the Offer have not been satisfied, the Purchaser may, without Biosite’s consent, extend the Offer for successive periods of up to 10 business days until August 31, 2007 by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time. The Merger Agreement also requires the Purchaser to extend the Offer, to the extent requested by Biosite, for one or more periods of up to 10 business days until August 31, 2007, if at the Expiration Time any of the conditions to the Offer have not been satisfied.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Time, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if Beckman, the Purchaser and their affiliates do not hold, in the aggregate, at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the “short-form” merger provisions of the DGCL, then:

•	the Purchaser is permitted to provide a Subsequent Offering Period of at least three but no more than 20 business days in the aggregate; and

•

if more than 80% of the issued and outstanding Shares have been tendered and not withdrawn in the Offer, to the extent requested by Biosite, the Purchaser is required to provide a Subsequent Offering Period of at least 10 business days.

The Subsequent Offering Period would be an additional period of time following the Expiration Time during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. During the Subsequent Offering Period, if any, the Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. The Purchaser cannot provide a Subsequent Offering Period unless it announces the results of the Offer no later than 9:00 a.m., New York City time, on the business day after the Expiration Time and immediately begins the Subsequent Offering Period on that date. Although the Purchaser reserves its right to provide a Subsequent Offering Period, the Purchaser does not currently intend to provide a Subsequent Offering Period unless required to do so under the terms of the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being tendered in the Offer and not withdrawn before the Expiration Time, a number of Shares that, together with the Shares beneficially owned by Beckman, the Purchaser and their affiliates (if any), represents at least a majority of the total number of Shares outstanding at the Expiration Time (determined on a fully diluted basis). The Offer is also subject to the satisfaction of other conditions, including (i) the expiration or termination of the applicable waiting period under the HSR Act; (ii) the expiration or termination of the applicable waiting period under certain foreign antitrust laws and the receipt of certain other foreign antitrust approvals required to complete the Offer; (iii) the accuracy of all of the representations and warranties of Biosite set forth in the Merger Agreement, except for inaccuracies that, individually or in the aggregate do not have a material adverse effect on Biosite; (iv) the performance in all material respects of the covenants of Biosite contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer; (v) the absence of any event or development that, individually or in the aggregate has had or would reasonably be likely to have a material adverse effect on Biosite that is continuing; (vi) the absence of any court injunction or law prohibiting the acceptance for payment of Shares tendered in the Offer or prohibiting completion of the Merger; (vii) the absence of any lawsuit commenced by a governmental entity that seeks to prohibit the purchase of Shares tendered in the Offer or to prohibit the complete of the Merger; (viii) the absence of any law limiting Beckman’s ability to own, operate or control Biosite after the Merger; and (ix) the Merger Agreement not being terminated.

Subject to the terms of the Merger Agreement, the Purchaser may, at any time and from time to time before the Expiration Time, make changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Biosite, the Purchaser may not:

•	change or waive the Minimum Condition;

•	decrease the number of Shares sought to be purchased by Purchaser in the Offer;

•	reduce the Offer Price;

•	extend or otherwise change the Expiration Time other than as required or permitted by the Merger Agreement;

•	change the form of consideration payable in the Offer; or

•

amend, modify or supplement any of the terms of the Offer or conditions to the Offer (which are described in Section 14—“Conditions of the Offer”) in a manner that adversely affects, or would reasonably be expected to adversely affect the Biosite stockholders.

Notwithstanding the foregoing, pursuant to the Merger Agreement, the Offer Price will be adjusted appropriately to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to the Shares occurring prior to the Expiration Time. If the Offer Price is adjusted under this provision of the Merger Agreement, the Purchaser will amend the Offer to reflect the adjusted Offer Price by giving oral or written notice of such amendment to the Depositary and will extend the Expiration Time for such period, if any, required by applicable law or the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Subject to the Purchaser’s obligation to extend the Offer as described above, if by 12:00 midnight, New York City time on Friday, April 27, 2007 (the end of the day on Friday) (or any other time subsequently set as the Expiration Time of the Offer), any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser may, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC:

•	terminate the Offer, not accept for payment and not pay for any Shares and return all tendered Shares to tendering stockholders;

•

waive any of the unsatisfied conditions of the Offer and, subject to complying with the rules and regulations of the SEC applicable to the Offer, accept for payment and pay for all Shares tendered and not withdrawn before the Expiration Time of the Offer;

•

extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Time of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer.

The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC, which, in the case of an extension, is to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time of the Offer, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, the Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release via PR Newswire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. The Purchaser understands the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in the percentage of securities sought, generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled Expiration Time equals or exceeds the minimum extension period that would be required because of such amendment.

Biosite has agreed to provide the Purchaser with Biosite’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—“Terms of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares tendered before the Expiration Time and not withdrawn in accordance with Section 4—“Withdrawal Rights.” If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1— “Terms of the Offer.” For a description of the Purchaser’s rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees; or

•

in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder. In the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (defined below), according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the Expiration Time or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

3. Procedure for Tendering Shares

Tender Procedures. A stockholder must follow one of the following procedures to tender Shares in the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Time (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

•

for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Time (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” before the Expiration Time.

By tendering Shares in accordance with these procedures, a tendering stockholder will also tender the preferred stock purchase rights associated with the Shares without any further action on the part of the tendering stockholder. If the preferred stock purchase rights were distributed to Biosite’s stockholders as a result of a triggering event, a tender of Shares would need to be accompanied by a simultaneous tender of the preferred stock purchase rights. Biosite has advised us that it has taken the action necessary to ensure that the Offer and the Merger do not constitute a triggering event.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to take steps to establish and maintain an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed copy thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Time, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Time; and

•

the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed copy thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Select Market.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•

a properly completed and duly executed Letter of Transmittal (or a copy thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or a copy thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Biosite’s certificate of incorporation and bylaws, any other annual, special, adjourned or postponed meeting of Biosite’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Biosite stockholders.

Options. The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or copy thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Beckman, the Depositary, the Information Agent, the Dealer Manager, Biosite or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of United States federal income tax on payments made in the Offer, each tendering United States holder should complete and return the Substitute Form W-9 included in the Letter of Transmittal. Tendering non-United States holders should complete and submit Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “United States holder” and “non-United States holder” and a more detailed discussion of backup withholding, see Section 5—“Material United States Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4. Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Time and, unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after May 31, 2007.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares withdrawn will no longer be considered tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Time.

No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the

Purchaser, Beckman, the Depositary, the Information Agent, the Dealer Manager, Biosite or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Material United States Federal Income Tax Consequences

The following is a summary of the expected material United States federal income tax consequences to United States holders (as defined below) of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended, (the “Code”), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary assumes that Shares are held as capital assets. This discussion is for general information purposes only and does not address all of the tax consequences that may be relevant to particular holders in light of their personal circumstances, or to other types of holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	broker-dealers;

•	traders;

•	expatriates;

•	tax-exempt organizations;

•	persons who are subject alternative minimum tax;

•	persons who hold their Shares as a position in a “straddle” or as part of a “hedging,” “conversion” or other risk reduction transaction;

•	persons deemed to sell their Shares under the constructive sale provisions of the Code;

•	persons holding the Shares through partnerships, S corporations or other flow-through entities;

•	United States holders that have a functional currency other than the United States dollar; or

•	persons who acquired their Shares upon the exercise of stock options or otherwise as compensation.

In addition, this discussion does not address any state, local or foreign tax consequences of the Offer or the Merger, and this summary does not address the tax consequences to holders of Shares who perfect their appraisal rights under Delaware law.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a United States holder is any beneficial owner of Shares who is treated for United States federal income tax purposes as:

•	an individual citizen or resident of the United States;

•

a corporation (or an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•

a trust (a) the administration over which a United States court can exercise primary supervision and all of the substantial decisions of which one or more United States persons have the authority to control and (b) certain other trusts considered United States Holders for federal income tax purposes.

A non-United States holder is any beneficial owner of Shares who is not a United States holder for United States federal income tax purposes.

United States Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a United States holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a maximum rate of 15%. Capital gains of corporate taxpayers are generally taxable at the regular tax rates applicable to corporations. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to United States holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, United States holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a United States person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. United States holders may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-United States Holders

Effect of the Offer and the Merger. A non-United States holder generally will not be subject to United States federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States, or, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•

Biosite is or has been a United States real property holding corporation, (“USRPHC”), for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-United States holder held Shares.

Gains described in the first bullet point above generally will be subject to United States federal income tax at a flat 30% rate, but may be offset by United States source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to United States federal income tax on a net income basis in the same manner as if the non-United States holder were a resident of the United States. Non-United States holders that are foreign corporations also may be subject to a 30% branch profits tax (or applicable lower treaty rate). Non- United States holders are urged to consult any applicable tax treaties that may provide for different rules.

With respect to the third bullet above, in general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Biosite believes that it has never been, and is not likely to become a USRPHC for United States federal income tax purposes. There can be no assurance, however, that Biosite does not constitute or will not become a USRPHC. However, since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event Biosite constitutes a USRPHC, the Shares will be treated as United States real property interests only with respect to a non-United States Holder that owns (actually or constructively) more than five percent of the Shares. Non-United States Holders owning (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding. Payments made to non-United States holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-United States holders can avoid backup withholding by providing the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying the holder’s non-United States status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-United States holders may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on the NASDAQ Global Select Market under the symbol “BSTE.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Select Market or, prior to the effectiveness of the NASDAQ Global Select Market, the NASDAQ National Market, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2005
First Quarter	$64.09	$51.76
Second Quarter	$67.50	$50.65
Third Quarter	$61.98	$51.84
Fourth Quarter	$68.88	$52.53

Fiscal Year Ended December 31, 2006
First Quarter	$57.16	$46.65
Second Quarter	$58.18	$41.80
Third Quarter	$48.35	$38.08
Fourth Quarter	$50.25	$44.54

Fiscal Year Ending December 31, 2007
First Quarter	$84.45	$48.75

On March 23, 2007, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price for the Shares reported on the NASDAQ Global Select Market was $55.38 per Share. On March 30, 2007, the last full trading day before the commencement of the Offer, the closing price for the Shares reported on the NASDAQ Global Select Market was $83.97 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that Biosite has never declared or paid a cash dividend with respect to the Shares. The Merger Agreement provides that, without Beckman’s written consent, from March 24, 2007 until the earlier to occur of the termination of the Merger Agreement or the appointment or election of a number of Purchaser’s designees to Biosite’s board of directors that constitute a majority of the board, Biosite may not declare, set aside or pay any dividend in cash, stock or property with respect to its capital stock. Biosite is not expected to declare or pay cash dividends after completion of the Offer.

7. Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public.

NASDAQ Listing and Controlled Company Status. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Select Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Select Market if, among other things, there were at least 400 round lot holders, the minimum bid price for the Shares was at least $1 per share and either:

•

there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Beckman upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and stockholders’ equity was at least $10 million; or

•

there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Beckman upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were each at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on NASDAQ Global Select Market could be discontinued. In this event, the market for the Shares would likely be adversely affected.

If the NASDAQ Global Select Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, Biosite will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ Marketplace Rules, which means that Biosite would be exempt from the requirement that Biosite’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of Biosite’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Biosite’s board of directors. Biosite has agreed to elect “controlled company” status following completion of the Offer.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Biosite to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Biosite subject to registration, would substantially reduce the information required to be furnished by Biosite to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Biosite, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Biosite and persons holding “restricted securities” of Biosite to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. The Purchaser expects Biosite will apply for termination of registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8. Certain Information Concerning Biosite

Biosite Incorporated. Biosite is a Delaware corporation with its principal executive offices at 9975 Summers Ridge Road, San Diego, California 92121. The telephone number of Biosite at such office is (858) 805-2000. According to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, Biosite is a global medical diagnostic company utilizing a biotechnology approach to create products for the diagnosis of critical diseases and conditions. Its primary business goal is to leverage its research and development advances and its installed base of existing customers to deliver first-in-class blood tests that provide diagnostic information not readily available to physicians treating acute diseases and conditions. To do this, Biosite focuses on validating, and patenting when possible, novel protein biomarkers and panels of biomarkers, manufacturing complex products at appreciable profit margins, conducting strategic clinical studies intended to validate its products’ diagnostic utilities and demonstrate favorable outcomes, and educating healthcare providers on the benefits of Biosite’s diagnostic tests.

Biosite markets immunoassay diagnostics in the areas of cardiovascular disease, drug screening and infectious diseases. Its principal products are the Triage BNP Tests, which measure B-type natriuretic peptide, a hormone present at elevated levels in patients with heart failure, and other Triage cardiovascular products, which includes several multimarker panels intended to aid in the diagnosis of various cardiovascular conditions.

Available Information. Biosite is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Biosite’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Biosite’s securities and any material interests of such persons in transactions with Biosite is required to be disclosed in proxy statements distributed to Biosite’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the Branch of Public Reference at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Biosite that have been filed via the EDGAR system.

None of Beckman, the Purchaser, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Biosite provided by Biosite or contained in the periodic reports, documents and records referred to herein or for any failure by Biosite to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

Biosite Purchases of its Equity Securities.

The following information was provided by Biosite in its Form 10-K for its fiscal year ended December 31, 2005, its Form 10-Q for the quarterly period ended March 31, 2006 and its Form 10-K for the fiscal year ended December 31, 2006. The Purchaser does not take any responsibility for the accuracy or completeness of information regarding Biosite’s purchases of its equity securities. Biosite has made purchases of its equity securities during the past two years only during its first and fourth fiscal quarters of 2006, as reflected in the following tables:

Repurchases of Biosite Common Stock during the quarter ended March 31, 2006.

	Total Number of Shares Purchased	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs (2) (3)
January 1 through 31	—	—	—	—
February 1 through 28	173,386	$52.31	173,386	$20,930,045
March 1 through 31	402,513	$52.00	402,513	—

Total	575,899		575,899

(1)	Inclusive of commissions and costs.
(2)	In February 2006, Biosite announced a program to repurchase up to $30 million of its Shares. Repurchases under the program were made using Biosite’s own cash reserves. During the quarter ended March 31, 2006, Biosite repurchased an aggregate of 575,899 Shares at a total cost of approximately $30 million, including commissions.
(3)	Excludes Biosite’s $50 million repurchase program announced in April 2006 and described below.

Repurchases of Biosite Common Stock during the quarter ended December 31, 2006.

	Total Number of Shares Purchased	Average Price Paid Per Share (2)(3)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs (1)
October 1 through 31	1,321,353	$52.51	1,321,353	—
November 1 through 30	—	—	—	—
December 1 through 31	582,971	$52.51	582,971	—

Total	1,904,324		1,904,324

(1)

In April 2006, Biosite announced a program under which it would repurchase up to an additional $50 million of its Shares over the following 12 months. The timing of repurchases and the exact number of Shares to be repurchased would depend on prevailing market conditions, Biosite’s available cash resources and other factors. Repurchases under the program would be made using Biosite’s own cash reserves and would be made in the open market, in privately negotiated transactions, or through the use of derivative securities or similar arrangements. In the fourth quarter of 2006, Biosite paid Goldman Sachs & Co. (“Goldman Sachs”) $100.0 million and received a substantial majority of the Shares to be delivered under an accelerated stock repurchase agreement. The agreement included collar provisions that establish the minimum and maximum numbers of shares to be repurchased. The specific number of Shares to be repurchased was generally based on the volume-weighted average share price of the Shares during the six- to nine-month term of the accelerated stock repurchase agreement, subject to collar limits. During the quarter ended December 31, 2006, Biosite repurchased an aggregate of 1,904,324 Shares at a total cost of approximately $100.0 million, including commissions. This represents the minimum number of Shares that Biosite would repurchase under the accelerated stock repurchase agreement. Repurchases under the program were made using Biosite’s own cash reserves.

(2)	Inclusive of commissions and costs.
(3)	The average price per Share reflects the maximum price under Biosite’s accelerated stock repurchase agreement. The final price will not be known until Biosite completes the program.

9. Certain Information Concerning Beckman and the Purchaser

Beckman Coulter, Inc. and the Purchaser. Beckman is a leading manufacturer of biomedical testing instrument systems, tests and supplies that simplify and automate laboratory processes. Spanning the biomedical testing continuum—from pioneering medical research and clinical trials to laboratory diagnostics and point-of-care testing—Beckman’s installed base of over 200,000 systems provides essential biomedical information to enhance health care around the world. Beckman is dedicated to improving patient health and reducing the cost of care. This goal is addressed by focusing on improving the efficiency of the testing process within laboratories and seeking innovative ways to simplify and automate laboratory processes.

Beckman participates in the biomedical testing market that it estimates was about $47 billion in 2006, based on worldwide sales. Beckman’s revenue is about evenly distributed inside and outside of the United States. Sales to clinical laboratories represent nearly 75% of its total revenue, with the balance coming from the life sciences markets. About 75% of Beckman’s total revenue is generated by recurring revenue from supplies, test kits, services and operating-type lease payments. Central laboratories of mid- to large-size hospitals represent Beckman’s most significant customer group.

Beckman’s business address is 4300 N. Harbor Boulevard, Fullerton, California 92835. The telephone number at such office is (714) 871-4848.

The Purchaser is a Delaware corporation that was recently formed at the direction of Beckman for the purpose of effecting the Offer and the Merger. The Purchaser is wholly-owned by Beckman. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s principal executive offices are located at 4300 N. Harbor Boulevard, Fullerton, California 92835. The telephone number of the Purchaser at that office is (714) 871-4848.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Beckman are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Beckman, the Purchaser, nor any of the persons listed in Schedule I nor any associate or other majority-owned subsidiary of Beckman or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Biosite and (ii) neither Beckman, the Purchaser nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Biosite during the past 60 days.

Except as set forth in this Offer to Purchase, none of Beckman, the Purchaser or any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Biosite or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Beckman or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Biosite or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Beckman, the Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Beckman, the Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Pursuant to the Support Agreement, Beckman and the Purchaser may be deemed to beneficially own 241,946 shares of Biosite common stock, representing approximately 1.5% of the total outstanding shares, as of March 22, 2007.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Beckman and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Beckman is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Beckman’s directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Beckman’s securities and any material interests of such persons in transactions with Beckman is required to be disclosed in proxy statements distributed to Beckman’s stockholders and filed with the SEC. Such reports, proxy statements and other information filed by Beckman and the Purchaser with the SEC, as well as the Schedule TO and the exhibits thereto, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the Branch of Public Reference at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Beckman that have been filed via the EDGAR system, including the Schedule TO and exhibits thereto.

10. Source and Amount of Funds

The following summary of certain provisions of the commitment letter dated March 24, 2007 is qualified in its entirety by reference to the commitment letter itself, which the Purchaser has filed as an exhibit to the Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the commitment letter in its entirety for a more complete description of the provisions summarized below.

The Purchaser believes the financial condition of the Purchaser and Beckman is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares and (iii) there is no financing condition applicable to completion of the Offer.

Beckman and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $1.55 billion plus any related transaction fees and expenses. The Purchaser will acquire these funds from Beckman. Beckman entered into a commitment letter on March 24, 2007 (the “Commitment Letter”), pursuant to which Morgan Stanley Senior Funding Inc. and Citigroup Global Markets, Inc. committed to provide financing for the Offer and the Merger. The Commitment Letter provides for up to $1.65 billion of financing under a 364-day, unsecured term loan facility, subject to certain conditions (the “Term Loan Facility”).

Amounts drawn under the Term Loan Facility are expected to bear interest, at Beckman’s option, at either (i) Eurodollar rate plus between 0.875% to 1.25% per annum, or (ii) the alternate base rate, calculated as the higher of the prime rate or the federal funds rate plus between 0% and 0.25% per annum. The range of the interest rate is dependent upon the credit rating of Beckman.

Under the terms of the Commitment Letter, the availability of the Term Loan Facility is subject to the following material conditions, including:

•	the acceptance for purchase of a number of Shares in the Offer that satisfies the Minimum Condition;

•	the absence of any events that have a material adverse effect on Biosite;

•	the material accuracy of certain customary representations that Beckman has made in the Commitment Letter;

•	the Merger Agreement shall not be materially changed and no condition in the Merger Agreement waived without the prior written consent of the lenders adversely affected thereby;

•

Beckman and its subsidiaries have no new material debt other than amounts borrowed under the Term Loan Facility, or any replacement of that facility, amounts under its existing credit facility and certain other exceptions; and

•	certain other conditions generally consistent with the conditions to completion of the Offer and completion of the Merger that are contained in the Merger Agreement.

Although no definitive plan or arrangement has been made for repayment of borrowings under the Term Loan Facility, Beckman expects to replace the Term Loan Facility with permanent financing after the Offer is completed. Beckman expects that approximately half of the permanent financing will consist of convertible notes with the remainder in term debt.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

Background of the Offer

Beckman and Biosite both participate in the immunoassay and clinical chemistry in vitro diagnostics markets. Biosite is a developer, manufacturer and seller of manual and semi-automated tests intended for point of care sites within a hospital, such as the emergency room and operating room, the central laboratory of the hospital, clinical laboratories and physician’s office laboratories. Beckman is a developer, manufacturer and seller of automated instrument systems directed to the central laboratory of the hospital and to clinical laboratories. In June of 2003, Beckman and Biosite entered into an agreement focused on producing an automated version of Biosite’s successful Biosite Triage BNP test. Under that agreement, Beckman agreed to manufacture the test for the Beckman Coulter Immunoassay System, and Biosite intended to market and sell the test on a worldwide basis. Biosite began to sell the BNP test in Europe in December 2003 and in the United States in January 2004.

As a result of its commercial relationship with Biosite, Beckman began to understand synergies that could be achieved through a combination of the two companies’ businesses. This included extending Beckman’s geographic reach to Biosite’s products. It also included applying Biosite’s immunoassay product development expertise to reagents and test kits for use on Beckman’s suite of instrument systems. This would allow Beckman to broaden its product offerings and improve its capabilities as an immunoassay company, complementing its established position in clinical chemistry and hematology. From late 2003 through January 2006, Beckman made periodic inquiries to Biosite’s senior management as to whether Biosite had any interest in a strategic business combination involving Beckman and Biosite. In April 2004, Biosite engaged Goldman Sachs to act as its exclusive financial adviser in connection with these inquiries. The Biosite Board selected Goldman Sachs based on a number of factors, including its knowledge of the industry, its experience in similar transactions and its reputation within the financial and business communities.

On January 6, 2006, Kim D. Blickenstaff, Chairman and Chief Executive Officer of Biosite, received a telephone call from Scott Garrett, President and Chief Executive Officer of Beckman, suggesting that they meet in person to discuss the possibility that Beckman would acquire, or enter into a business combination transaction with, Biosite. Subsequent to this call, a meeting was scheduled for late February 2006.

On February 22, 2006, Mr. Blickenstaff met with Mr. Garrett of Beckman. At this meeting, Mr. Garrett presented to Mr. Blickenstaff a written proposal contemplating an acquisition by Beckman of Biosite on a stock-for-stock basis. The proposal contemplated a transaction at a price that was approximately equal to the price of Biosite’s stock at the time.

On March 3, 2006, Mr. Blickenstaff contacted Mr. Garrett and indicated that Biosite was not interested in a transaction with Beckman on the terms then being proposed by Beckman.

On April 12, 2006, Mr. Garrett contacted Mr. Blickenstaff to suggest a meeting between Beckman and Howard Greene, Jr., a member of Biosite’s board of directors, to present Beckman’s strategy and vision for a combination of Beckman and Biosite. Such a meeting was subsequently scheduled for May 15, 2006.

On May 11, 2006, in anticipation of the meeting scheduled for May 15, 2006, Beckman and Biosite executed a mutual confidentiality agreement to facilitate the exchange of information, and Beckman agreed to a standstill agreement. On May 15, 2006, Mr. Garrett and Paul Glyer, Beckman’s Senior Vice President, Strategy/Business Development, met with Mr. Blickenstaff, Dr. Ken Buechler, Biosite’s President and Chief Scientific Officer and Howard Greene, Jr., a member of Biosite’s board of directors, to discuss a possible combination of the two companies. At this meeting Biosite’s executive team indicated that Biosite was willing to exchange confidential information with Beckman and explore a potential strategic transaction.

On May 31, 2006, members of Beckman’s senior management team, including Mr. Garrett and Mr. Glyer, met with Biosite’s senior management team, including Mr. Blickenstaff and Dr. Buechler, at Biosite’s headquarters. Mr. Green also attended this meeting by telephone. At this meeting, senior management of each party presented to the other party information relating to their respective businesses and prospects. At the conclusion of the meeting, Mr. Blickenstaff invited Mr. Garrett to make a written proposal for Beckman to acquire Biosite.

On June 2, 2006, Beckman and Biosite entered into an amendment to the confidentiality agreement and standstill that they had executed on May 2, 2006 to clarify the terms of that agreement.

On June 7, 2006, Beckman retained Morgan Stanley as its financial advisor in connection with a potential acquisition of Biosite. From June 5 through June 23, Beckman management met frequently to discuss the potential benefits of a merger with Biosite, the risks associated with Biosite’s business, Biosite’s financial forecast assumptions, financing alternatives and the valuation of Biosite. During this time period, Beckman’s management also discussed the possible structure and valuation of a potential transaction with Morgan Stanley, and its legal counsel, Latham & Watkins LLP (“Latham”).

On June 23, 2006, Mr. Blickenstaff met with Mr. Garrett of Beckman to discuss Beckman’s continued interest in Biosite. Mr. Garrett presented Mr. Blickenstaff with a letter for delivery to Biosite’s board of directors indicating that, subject to approval by Beckman’s board of directors and completion of confirmatory due diligence and mutually acceptable documentation, Beckman would be interested in acquiring Biosite for $60 per share. Mr. Garrett’s letter further indicated that Beckman would be willing to consider using various forms of consideration, including cash, Beckman stock or a mixture of cash and Beckman stock. Over the following week, Mr. Garrett updated members of Beckman’s board of directors regarding Beckman’s delivery of an indication of interest in pursuing a strategic transaction involving Biosite. On July 5, 2006, Mr. Garrett called Mr. Blickenstaff to solicit a response to Beckman’s proposal submitted on June 23, 2006. Mr. Blickenstaff explained that Biosite’s board of directors believed that a deal at $60 per share would not be in the interests of Biosite’s stockholders. Mr. Garrett asked whether Biosite would consider a transaction that valued Biosite at $75 per share. Mr. Blickenstaff indicated that Biosite would not.

On July 21, 2006, representatives of Morgan Stanley informed representatives of Biosite’s financial advisor, Goldman Sachs, that Beckman had asked Morgan Stanley to cease any further work on a proposed transaction. The Morgan Stanley representatives indicated that, based on prior direction from Biosite and representatives of Goldman Sachs about the need to propose a transaction valued in excess of $80 per share, that it would not be able to offer a value acceptable to Biosite.

At a meeting in October 2006, Beckman’s board of directors discussed Beckman’s interest in a strategic transaction with Biosite. Following a meeting of Beckman’s board of directors in February 2007, Mr. Garrett and Mr. Blickenstaff held a telephone discussion on February 15, 2007 regarding the existing commercial relationship between the companies. During this call Mr. Garrett reiterated Beckman’s interest in a possible acquisition of Biosite, indicating an ability to pay more than Beckman had previously proposed. Following that call, Mr. Blickenstaff sent an email to Mr. Garrett in which Mr. Blickenstaff indicated that if Beckman was interested in making a proposal to acquire Biosite in a range that might be of interest to Biosite’s board of directors, he would listen to such a proposal. On February 16, 2007, Mr. Garrett sent an email to Mr. Blickenstaff indicating that Beckman would consider how to proceed.

On March 1, 2007, Mr. Blickenstaff contacted Mr. Garrett to inform him that a company (Company A) had provided Biosite with a letter indicating that, subject to completion of due diligence, it would be interested in acquiring Biosite. Mr. Blickenstaff further stated that he believed that the indication of interest could lead to a sale of Biosite at a substantial premium to the trading price of Biosite’s stock and asked Mr. Garrett if Beckman would be willing to make an offer to acquire Biosite. Mr. Garrett responded that, based on Beckman’s previous review and analysis of Biosite’s business, he believed Beckman could, subject to confirmatory diligence, also offer a substantial premium to Biosite’s trading price. Mr. Garrett further indicated that he would be willing to commit the Beckman resources necessary to quickly evaluate a potential strategic transaction. Mr. Glyer followed up by phone with Mr. Blickenstaff later in the day to discuss the structure of a potential acquisition that would be attractive to Biosite and to arrange for Beckman’s senior management team to meet with Biosite representatives to conduct diligence.

On March 2, 2007, members of Beckman’s senior management team met with members of Biosite’s senior management team to receive an update regarding Biosite’s business and financial forecasts and assumptions. Also on March 2, 2007, Mr. Garrett updated Beckman’s board of directors by email regarding his discussions with Mr. Blickenstaff and informed them that Beckman would commence a review of Biosite’s business to consider the advisability of engaging in a strategic transaction. From March 5, 2007 through March 7, 2007 several Beckman representatives received management presentations and reviewed confidential information about Biosite. These meetings were followed up with several phone conversations between Biosite and Beckman representatives from March 5, 2007 through March 9, 2007 during which Beckman conducted further diligence regarding Biosite’s business, product pipeline and operations. During and following this diligence process, Beckman held several meetings with representatives of Morgan Stanley and Latham regarding the status of the proposed transaction, forecast assumptions and financing alternatives. Representatives of Morgan Stanley also conducted and discussed with Beckman an internal strategic assessment and evaluation of Biosite.

On March 6, 2007, David Berger, Biosite’s Vice President of Legal Affairs, delivered a proposed agreement and plan of merger to Beckman. The proposed agreement did not identify any proposed pricing terms and did not specify the type of consideration to be paid. The proposed agreement provided Biosite’s board of directors with broad flexibility to consider alternative acquisition proposals following the execution of the merger agreement and proposed that if Biosite terminated the agreement to accept another proposal, Biosite would pay a termination fee equal to 1% of the equity value of the transaction. Mr. Garrett sent an email to Beckman’s board of directors updating them on the transaction and identifying risks and benefits identified by Beckman’s management team during the course of their discussions with Biosite. Later that day, Biosite’s senior management team and a representative from Goldman Sachs, met with Beckman’s senior management team and a representative from Morgan Stanley for further discussions about the businesses of the two companies.

On March 9, 2007, Beckman’s board of directors convened a special meeting to discuss the recent conversations between Beckman and Biosite. Beckman’s management provided the board of directors with a summary of the recently conducted diligence meetings and a preliminary valuation analysis of Biosite. The Beckman board then discussed with management potential structures and terms of financing necessary to complete the proposed acquisition. Representatives of Latham reviewed with the board its fiduciary duties under Delaware law in determining whether to acquire Biosite. Representatives of Morgan Stanley also provided advice to the board. Based upon these discussions and a detailed review of the proposed transaction, Beckman’s board of directors authorized Beckman’s management team and advisors to proceed with the negotiation of the merger agreement and to offer $76.50 per share for the acquisition of Biosite.

On March 9, 2007, Mr. Garrett, on behalf of Beckman, delivered a letter to Mr. Blickenstaff indicating Beckman’s interest in acquiring Biosite in a transaction that would value Biosite’s common stock at $76.50 per share and would allow Biosite stockholders to elect to receive cash or stock consideration, subject to limits designed to allow the transaction to be structured as a reorganization for federal income tax purposes. The letter further indicated that Beckman’s board of directors had reviewed the offer and that Beckman would seek final approval from its board of directors following the satisfactory completion of a definitive agreement. In addition, the letter stated that the offer would expire on March 12, 2007 at 12:00 p.m. pacific daylight time. On March 10, 2007, representatives from Goldman Sachs called representatives from Morgan Stanley to indicate that Biosite’s management did not believe that the proposed value was sufficiently compelling for Biosite to terminate discussions with other potential acquirors and that it was likely that Biosite’s board concurred with management’s assessment. Later in the day on March 10, 2007, Biosite’s board of directors convened a special meeting to discuss Beckman’s indication of interest. Following that meeting, a representative from Goldman Sachs called a representative from Morgan Stanley and indicated that Biosite’s board of directors had concurred in Biosite’s management’s assessment and determined that the letter offered insufficient value for Biosite to terminate discussions with other potential acquirors. The representative from Goldman Sachs further indicated that Biosite’s board of directors might consider a value of $85 per share sufficient to promptly enter into an agreement with Beckman. Following this call, Beckman’s senior management team instructed Morgan Stanley to withdraw Beckman’s indication of interest to acquire Biosite.

On March 11, 2007, Mr. Blickenstaff called Mr. Garrett and indicated that Biosite’s board of directors did not believe that Beckman’s offer was sufficiently compelling and that other potential bidders had expressed significant interest in acquiring Biosite. Mr. Blickenstaff also stated that if Beckman wanted to acquire Biosite, a price of $85 per share, payable in the same combination of stock and cash as previously proposed by Beckman, might be acceptable to the Biosite Board. Mr. Garrett reiterated the message previously delivered through Morgan Stanley that Beckman was withdrawing its indication of interest.

From March 11, 2007 through March 14, 2007, Beckman continued to review its financial models and projections for Biosite’s business and discussed potential transaction structures with representatives of Morgan Stanley and Latham. On March 15, 2007, Beckman’s board of directors met to receive an update regarding Biosite’s reaction to Beckman’s indication of interest. Beckman’s management team presented a discussion of the potential synergies between Beckman’s and Biosite’s business as well as a valuation of Biosite’s business. Latham again reviewed with the board its fiduciary duties applicable to a determination of whether Beckman should acquire Biosite. Morgan Stanley also provided its preliminary view regarding management’s assessment of the value of Biosite. The board, management and Beckman’s advisors then discussed strategic ways to approach Biosite. At the conclusion of the meeting, Beckman’s board of directors authorized management to re-engage in discussions with Biosite.

On March 16, 2007, a representative from Morgan Stanley called a representative from Goldman Sachs to indicate that Beckman might be willing to propose a compelling value for Biosite, but that Beckman would only be willing to do so if (1) a form of merger agreement containing customary deal protection provisions that would restrict Biosite from discussing alternative transactions with other parties, subject to certain exceptions, had been fully negotiated, (2) Biosite management would promptly present the proposed merger agreement and valuation to Biosite’s board of directors and (3) Biosite would agree not to discuss Beckman’s offer with any third parties. Morgan Stanley stated further that Beckman would only be willing to make a compelling offer to acquire Biosite that would be outstanding for a short period of time and, in that regard, Biosite should make arrangements to convene a meeting of its board of directors to consider a potential offer from Beckman the following week.

On March 17, 2007, Latham delivered an initial draft of a merger agreement to Biosite’s legal counsel, Cooley Godward Kronish LLP (“Cooley”). The draft merger agreement proposed the acquisition of Biosite by Beckman in a cash tender offer. The merger agreement further proposed that Biosite would pay a $60 million termination fee to Beckman if Biosite, among other things, terminated the merger agreement to accept a superior proposal. On March 18, 2007, Beckman’s board of directors held a meeting at which management provided an update regarding the status of discussions with Biosite, the delivery of a merger agreement to Biosite and a revised valuation of Biosite. Beckman’s board of directors also discussed possible financing alternatives for the acquisition. At the conclusion of the meeting, the board of directors authorized Beckman’s management team to offer to acquire Biosite for up to $85 per share in an all cash transaction, subject to the approval by Beckman’s board of directors of definitive documentation.

On March 19, 2007 Cooley delivered preliminary written comments on the proposed merger agreement, principally seeking enhanced certainty that Beckman would be required to complete the transaction and to provide Biosite’s board of directors with greater flexibility to exercise its fiduciary duties and consider unsolicited competing proposals for the acquisition of Biosite. On March 20, 2007, representatives of Latham and Cooley discussed Cooley’s requested modifications to the merger agreement. The following day, Cooley delivered additional comments to the proposed merger agreement to Latham.

On March 21, 2007, Latham provided a revised version of the merger agreement to Biosite and its legal counsel. Representatives of Latham also indicated that Beckman would require certain officers of Biosite to execute non-competition agreements before it would be prepared to execute the Merger Agreement. On March 22 and through the early morning hours of March 23, 2007, representatives Latham and Cooley, in consultation with representatives from Beckman and Biosite, discussed further changes to the merger agreement and the proposed terms of the non-compete agreements. During these discussions the parties agreed that Biosite’s board of directors would have the ability to change its recommendation in favor of Beckman’s offer in the event their fiduciary duties required them to do so, even in the absence of a competing acquisition proposal. Beckman and its representatives proposed that the termination fee would be $50 million. Biosite and its representatives requested that, because it had agreed to provide Purchaser and Beckman with the right to unilaterally extend the expiration time of the Offer if certain conditions to completion had not been satisfied at the initial or any subsequent expiration of the Offer, it would also be able to require Purchaser to extend the Offer.

On the morning of March 23, 2007, Mr. Garrett and Mr. Blickenstaff, together with a representative from Morgan Stanley and representatives of Goldman Sachs met to discuss further the possible transaction involving Beckman and Biosite. Mr. Garrett presented Mr. Blickenstaff with a proposed merger agreement that reflected the discussions of the parties’ legal counsel to date and proposed that Beckman acquire Biosite for $85 per share in an all cash transaction substantially on the terms set forth in the merger agreement, including the proposed termination fee. Mr. Garrett further indicated that Beckman’s offer would terminate at the conclusion of the meeting unless Biosite would commit to promptly take the offer to its board of directors, to not disclose the offer to any other party and to not solicit other offers to acquire Biosite from any third party. Mr. Blickenstaff requested that the termination fee be lowered to $45 million, but Mr. Garrett rejected the request. Mr. Blickenstaff then agreed to a written no-shop letter with Beckman providing for a limited no-shop period for the duration of the weekend in favor of Beckman that prohibited Biosite from contacting other third parties, but did not prohibit Biosite from having discussions with third parties who contacted Biosite during such period. Mr. Blickenstaff also indicated that he would present Mr. Garrett’s offer to Biosite’s board of directors. Following this meeting, representatives of Latham and Cooley reached agreement that Biosite would be permitted to require Purchaser to extend the Offer through August 31, 2007 if certain conditions to completion of the Offer were not satisfied at the first or any subsequent expiration of the Offer.

In the afternoon of March 23, 2007, Beckman’s board of directors convened a special meeting to discuss and evaluate the Merger, the Merger Agreement, the Offer and related transactions. Representatives of Latham reminded the board of its fiduciary duties under Delaware law in determining to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Offer. Representatives of Morgan Stanley provided Beckman’s board of directors with a detailed presentation of its fairness opinion analysis. Representatives of Latham also reviewed with the board the material terms of the Merger Agreement. During discussions of Beckman’s board of directors, the board instructed management to obtain an agreement from Mr. Blickenstaff that he would agree to support the transaction and tender his shares in the tender offer in his capacity as a stockholder. At the conclusion of the meeting, Beckman’s board of directors unanimously approved the Merger Agreement, authorized management to execute and deliver the merger agreement and approved the commencement of the Offer.

On Saturday, March 24, 2007, Biosite’s board of directors met to discuss and evaluate the Merger, the Merger Agreement, the Offer and related transactions. At the conclusion of the meeting, Biosite’s board of directors unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Biosite’s stockholders; approved the Merger Agreement; declared that the Merger Agreement is advisable; directed that the Merger Agreement be submitted to Biosite’s stockholders for adoption (unless adoption is not required under Delaware law); and recommended that Biosite’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement (unless adoption is not required under Delaware law). Biosite’s board of directors instructed Biosite’s management and legal and financial advisers to continue to work with Beckman and its advisors to finalize and sign the definitive Merger Agreement before the end of the weekend.

Later in the day on March 24, 2007, Beckman, Purchaser and Biosite signed the Merger Agreement. In addition, Mr. Blickenstaff, Dr. Buechler and Dr. Gunars E. Valkris, Senior Vice President, Biosite Discovery, entered into non-compete agreements with Biosite and Beckman and Mr. Blickenstaff and his spouse, Rita Blickenstaff, entered into an agreement to tender his Shares into the Offer.

On March 25, 2007, Beckman and Biosite issued a joint press release announcing the transaction.

Other Past Contracts and Negotiations

Confidentiality Agreement. On May 11, 2006, Biosite and Beckman entered into a confidentiality agreement that was subsequently amended on June 2, 2006 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and their respective representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Beckman and Biosite and would be kept confidential except as provided in the Confidentiality Agreement. Beckman further agreed that, subject to certain exceptions, Beckman would not solicit for employment certain employees of Biosite or any subsidiary or other affiliate of Biosite prior to May 11, 2007.

In addition, under the Confidentiality Agreement, Beckman agreed that from May 11, 2006 until November 11, 2007, Beckman would not, and would not permit any entity controlling, controlled by or under common control with Beckman to, directly or indirectly, (a) make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of Biosite or any securities of any subsidiary or other affiliate of Biosite, (ii) any acquisition of any assets of Biosite or any assets of any subsidiary or affiliate of Biosite, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving Biosite or any subsidiary or affiliate of Biosite or (iv) any solicitation of proxies or consents with respect to any securities of Biosite; (b) form, join or participate in a group with respect to the beneficial ownership of any securities of Biosite; (c) act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of Biosite; (d) take any action which might require Biosite to make a public announcement regarding any of the types of matters set forth in clause (a) above; (e) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in the foregoing; (f) assist, induce or encourage any other person or entity to take any action of the type referred to in the foregoing; (g) enter into any discussions, negotiations, arrangement or agreement with any other person or entity relating to any of the foregoing; or (h) request or propose that Biosite or any of Biosite’s representatives amend, waive or consider the amendment or waiver of any of the foregoing (clauses (a) through (h) are referred to as the “Standstill Provisions”). The Confidentiality Agreement, however, clarifies that the restrictions set forth above shall not restrict (a) any discussions or negotiations conducted in a confidential manner between Biosite and Beckman or their respective representatives with respect to a possible strategic transaction; or (b) Beckman or any of its representatives from making any confidential proposals to Biosite in connection with such confidential discussions or negotiations, in any case under clause (a) or (b) above until Beckman is notified by Biosite of the termination of such confidential discussions and negotiations. The Confidentiality Agreement further provides that in the event that Biosite enters into a definitive agreement with any person or entity other than Beckman involving a merger or sale of the majority of the outstanding securities or assets of Biosite to a third party, following Biosite’s announcement of such definitive agreement Beckman will be released from any and all of the Standstill Provisions.

Exclusivity Agreement. On March 23, 2007, Biosite and Beckman entered into an exclusivity agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, between March 23, 2007 and 6:00 a.m., California time, on Monday, March 26, 2007 (the “Specified Period”), Biosite agreed that it would not, and would cause its representatives not to, make any outgoing calls or other outgoing communications to any person that had not first contacted Biosite or any of its representatives during the Specified Period to directly or indirectly solicit any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in the Exclusivity Agreement). The Exclusivity Agreement further provided that Biosite would not directly or indirectly take any action during the Specified Period to disclose to any third party (other than Biosite’s representatives) the existence of Beckman’s proposal to acquire the outstanding Shares or the terms or value thereof.

BNP Assay Development, Manufacture and Supply Agreement. On June 24, 2003, Beckman and Biosite entered into a BNP Assay Development, Manufacture and Supply Agreement pursuant to which Beckman manufactures the Triage BNP Test for Beckman Coulter Immunoassay Systems for Biosite. The product runs on Beckman’s automated immunoassay analyzers. For the years ended December 31, 2005 and 2006, sales of the Product and other immunoassay systems from Beckman to Biosite totaled approximately $15.1 million and $20.7 million, respectively.

12. Purpose of the Offer; Plans for Biosite; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Biosite. The Offer is being made according to the Merger Agreement and is intended as a first step for Purchaser to complete the acquisition of Biosite. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition by Purchaser of all issued and outstanding Shares.

If the Merger is completed, Purchaser, a wholly-owned subsidiary of Beckman, will own 100% of the equity interests in Biosite, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Biosite and entitlement to any increase in its value. Similarly, Purchaser would also bear the risk of any losses incurred in the operation of Biosite and any decrease in the value of Biosite.

Biosite stockholders who sell their Shares in the Offer will cease to have any equity interest in Biosite and to participate in any future growth in Biosite. If the Merger is completed, the current stockholders of Biosite will no longer have an equity interest in Biosite and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly perfect their appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Biosite will not bear the risk of any decrease in the value of Biosite after selling their Shares in the Offer or the Merger.

Plans for Biosite. Except as disclosed in this Offer to Purchase, neither Beckman nor Purchaser has any present plan or proposal that would result in the acquisition by any person of additional securities of Biosite, the disposition of securities of Biosite, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Biosite or its subsidiaries, or the sale or transfer of a material amount of assets of Biosite or its subsidiaries. After the purchase of the Shares in the Offer, Beckman will be entitled to designate its representatives to the board of directors of Biosite in proportion to Purchaser’s ownership of the outstanding Shares, as described below under the caption “Biosite’s Board of Directors” in Section 13—“The Merger Agreement; Other Agreements.” After completion of the Offer and the Merger, Biosite will be a wholly-owned subsidiary of Beckman. After completion of the Offer and the Merger, the reconstituted Biosite board of directors expects to work with Biosite’s management to evaluate and review Biosite and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Biosite into Beckman’s business units and market units. As a result of this review and integration, it is possible that Beckman could implement changes to Biosite’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Beckman and, after completion of the Offer and the Merger, the reconstituted Biosite board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

If Purchaser does not acquire sufficient Shares in the Offer, including any Subsequent Offering Period, to complete the Merger under the “short-form” provisions of the DGCL, it expects to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Stockholder Approval. Under the DGCL, the approvals of the boards of directors of the Purchaser and Biosite are required for approval of the Merger Agreement and completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt the Merger Agreement, unless the “short-form” merger procedure described below is available. Biosite has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Biosite and completion by Biosite of the Merger have been duly authorized by all necessary corporate action on the part of Biosite, subject to the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Biosite has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment and pays for Shares tendered in the Offer, and after the expiration of any Subsequent Offering Period, Biosite has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as soon as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer. Beckman has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of Beckman’s other subsidiaries and affiliates in favor of the adoption of the Merger Agreement and approval of the Merger.

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Beckman, the Purchaser and their affiliates acquire in the aggregate at least 90% of each class and series of capital stock of Biosite in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Biosite, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer and after expiration of any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The Purchaser could also seek to purchase additional Shares in the open market or otherwise to permit the Purchaser to complete a Short-Form Merger. The Merger Agreement provides that Beckman will take all actions necessary or appropriate to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Biosite and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is completed, holders of the Shares immediately prior to the time the Merger is completed will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Biosite stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be higher or lower than the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. The Purchaser has filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 —“Certain Information Concerning Beckman and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement required the Purchaser to commence the Offer contemplated by this Offer to Purchase, no later than April 6, 2007. The Merger Agreement provides that, subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 14—“Certain Conditions of the Offer,” the Purchaser will purchase all Shares tendered and not withdrawn in the Offer as promptly as practicable after the Purchaser is legally entitled to do so.

Without Biosite’s prior written consent, the Purchaser is not permitted to (i) change or waive the Minimum Condition, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) reduce the Offer Price, (iv) extend or change the Expiration Time of the Offer in a manner not permitted by the Merger Agreement, (v) change the form of consideration payable in the Offer to anything other than cash, or (vi) amend, modify or supplement any of the terms of the Offer or conditions to the Offer (which are described in Section 14—“Conditions of the Offer”) in a manner that adversely affects, or would reasonably be expected to adversely affect the Biosite stockholders.

The Merger Agreement provides that the Purchaser may extend the Offer in its discretion without Biosite’s consent or, to the extent requested by Biosite, will extend the Offer, for one or more periods of up to 10 business days until August 31, 2007, if any of the conditions to the Offer have not been satisfied.

After purchasing Shares in the Offer, the Purchaser may provide a Subsequent Offering Period lasting between three and 20 business days in the aggregate. If Beckman and Purchaser hold more than 80% of the outstanding Shares, the Purchaser must provide a Subsequent Offering Period of at least 10 business days upon the request of Biosite.

Biosite’s Board of Directors. The Merger Agreement provides that, after the first time the Purchaser accepts Shares tendered in the Offer for payment, and at all times thereafter, Beckman is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of Biosite that is equal to:

•	the total number of directors on Biosite’s board of directors (after giving effect to the directors elected or designated by Beckman), multiplied by

•

the percentage that the number of Shares beneficially owned by Beckman, Purchaser and any of their affiliates, in the aggregate, bears to the total number of Shares outstanding at the time the Purchaser first accepted Shares for payment in the Offer (determined on a fully diluted basis but disregarding any unvested stock options and other unvested rights to acquire Shares). If Purchaser designates any such director designees, Biosite will take all actions necessary to enable the Purchaser’s designees to be elected to Biosite’s board of directors, including using reasonable efforts to secure the resignation of other directors, promptly filling vacancies or newly created directorships on Biosite’s board of directors, increasing the size of Biosite’s board of directors, and/or amending the bylaws of Biosite. After the Purchaser first accepts Shares for payment in the Offer, Biosite has agreed to cause the Purchaser’s designees to constitute the same percentage of (i) each committee of Biosite’s board of directors and (ii) each board of directors of Biosite’s subsidiaries and each committee thereof, as the Purchaser controls on Biosite’s board of directors, to the extent permitted by applicable law and the NASDAQ Marketplace Rules.

Notwithstanding Beckman’s right to designate members to Biosite’s board of directors, until the Merger is completed, the Purchaser and Beckman have agreed that at least two current Biosite board members (or any successors recommended or elected by such current directors who are not affiliates, representatives or designees of Beckman or the Purchaser), will continue to serve on the Biosite board of directors until completion of the Merger. These remaining directors are referred to as the “Continuing Directors.” The approval of a majority of the Continuing Directors is required for Biosite to:

•	amend or terminate the Merger Agreement;

•	amend Biosite’s certificate of incorporation;

•	extend the time for performance of any of the obligations or other acts of Beckman or the Purchaser;

•	waive compliance with any covenant of Beckman or the Purchaser or any condition to any obligation of Biosite or any waiver of any right of Biosite under the Merger Agreement;

•	authorize any Company Change in Recommendation; or

•	give any other consent or take any other action with respect to the Merger Agreement, the Offer or the Merger.

If a majority of the Continuing Directors authorize any of the matters above, then no other action on the part of the Biosite, Biosite’s board, or any other Biosite board members is required to authorize such matter.

The Merger. The Merger Agreement provides that when the Merger is completed:

•	the Purchaser will be merged with and into Biosite and the Purchaser will cease to exist;

•	Biosite will be the surviving corporation in the Merger;

•	the certificate of incorporation of Biosite will be amended as specified in the Merger Agreement and the bylaws of Biosite will be amended to conform to the bylaws of the Purchaser;

•	the directors and officers of the Purchaser will become the directors and officers of Biosite;

•	all Shares owned by Biosite, Beckman, the Purchaser or any of their wholly-owned subsidiaries will be cancelled without consideration paid in exchange;

•

all other outstanding Shares (including any Shares subject to any repurchase right in favor of Biosite, but excluding any Shares entitled to appraisal rights) will be cancelled and converted into the right to receive the Offer Price in cash, without interest; and

•	the Purchaser’s common stock will be converted into the new common stock of Biosite as the surviving corporation.

After the Merger is completed, the stock transfer books of Biosite will be closed with respect to Shares. The price to be paid for each Share in the Merger will be adjusted to reflect any stock split, stock dividend, or reverse stock split that affects the Shares before the Merger is completed.

Conditions to the Merger. The obligations of Beckman, the Purchaser and Biosite to complete the Merger are subject to the satisfaction of the following conditions:

•	the adoption of the Merger Agreement by stockholders holding a majority of Biosite’s outstanding Shares, if required by applicable law;

•	the absence of any court order or injunction preventing the Merger;

•	the absence of certain antitrust laws prohibiting the Merger; and

•	the purchase of any Shares pursuant to the Offer.

The conditions above may be waived in whole or in part by Beckman, the Purchaser or Biosite.

Top-Up Option. Pursuant to the Merger Agreement, Biosite has granted Purchaser an option to purchase that number of newly-issued Shares that is equal to 10,000 shares more than the amount needed to give Purchaser ownership of 90% of the outstanding Shares after giving effect to the issuance of such Shares (the “Top-Up Option”), provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed 19.9% of the number of Shares outstanding as of the date of the Merger Agreement.

Purchaser will pay Biosite the Offer Price for each share acquired upon exercise of the Top-Up Option. The exercise price for the Top-Up Option is to be paid either in cash or by delivery of a promissory note, bearing simple interest at 5% per annum, made by the Purchaser and due and payable within six months. The Purchaser may exercise the Top-Up Option more than once.

The Top-Up Option is exercisable only if the Purchaser, Beckman or their subsidiaries and affiliates hold more than 80% of the outstanding Shares before such exercise and would hold 90% of the outstanding Shares after such exercise. In addition, the number of Shares exercisable under the Top-Up Option can not exceed the number of Biosite’s total authorized and unissued Shares. The Purchaser may not exercise the Top-Up Option after the Merger is completed or if the Merger Agreement is validly terminated.

Treatment of Options. Pursuant to the Merger Agreement, each option to purchase Shares (a “Company Option”) outstanding immediately before the Merger is completed will become fully vested when the Merger is complete, unless if the holder of such Company Option is not then entitled to accrue vesting in such Company Option (such as if such person is on a leave of absence or a part-time employee). In that case, such Company Option will become fully vested and exercisable when the holder begins to accrue increased vesting in such Company Option.

Each Company Option outstanding when the Merger is completed will be assumed by Beckman and converted into a fully-vested and exercisable option to acquire shares of Beckman common stock (“Beckman Shares”), par value $0.10 per share (the “Assumed Option”). Each Assumed Option will have the same terms and conditions as the original Company Option, except that the exercise price and number of Beckman Shares subject to each Assumed Option will be determined as follows:

•

the number of Beckman Shares subject to such Assumed Option shall be equal to the product of (x) the number of Shares subject to the original Company Option and (y) the Share Ratio (as defined below) and

•

the per-share exercise price of such Assumed Option shall be equal to the product of (x) the per-share exercise price of the original Company Option immediately before the Merger is completed and (y) the Price Ratio (as defined below).

The “Share Ratio” is the quotient obtained by dividing (x) the Offer Price by (y) the most recent closing price for a Beckman Share (the “Beckman Share Price”) when the Merger is completed (or the Beckman Share Price on March 24, 2007 if it is higher).

The “Price Ratio” is the quotient obtained by dividing (x) the Beckman Share Price when the Merger is completed by (y) the Offer Price, unless the Beckman Share Price at the time the Merger is completed is lower than the Beckman Share Price on March 24, 2007. In that case, the Price Ratio will be set so that at the time the Merger is completed (i) the aggregate excess of the Beckman Share Price over the exercise price of each Assumed Option is equal to (ii) the aggregate excess, if any, of the Offer Price over the exercise price of the corresponding Company Option. Notwithstanding the foregoing, in the event that the conversion of a Company Option as set forth above would result in the corresponding Assumed Option having a per-share exercise price of less than three percent of the Beckman Share Price at the time the Merger is completed, then such Company Option shall be cancelled and terminated in exchange for a cash payment (without interest) equal to the aggregate excess, if any, of the Offer Price over the exercise price of such Company Option immediately before the Merger is completed.

Employee Stock Purchase Plan

Pursuant to the Merger Agreement, Biosite shall amend Biosite’s Employee Stock Purchase Plan (the “ESPP”), as necessary, (i) so that all outstanding purchase rights under the ESPP will be exercised before the Merger is completed and each Share purchased pursuant to such exercise will automatically be converted into the right to receive the Offer Price, and (ii) so that no further offering periods or purchase periods will commence under the ESPP after March 24, 2007.

Beckman has agreed to register the Beckman Shares subject to the Assumed Options on Form S-8 as soon as practicable, but no later than 10 business days, after the Merger is completed. Additionally, Beckman must use commercially reasonable efforts to maintain the effectiveness of such registration statement for as long as there are any Beckman Shares issuable thereunder.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders. If Beckman, the Purchaser and any of their affiliates collectively hold at least 90% of the outstanding Shares at any time after the Purchaser first accepts Shares for payment in the Offer, Beckman will take all action necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of Biosite’s stockholders pursuant to the DGCL.

However, if the approval of the Biosite stockholders is required to complete the Merger, Biosite has agreed to hold a special meeting of its stockholders to obtain such approval, cause a definitive proxy statement for the special meeting to be mailed to Biosite’s stockholders, use its best efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement unless Biosite has effected a Company Change in Recommendation, and take all other action reasonably necessary or advisable to secure the approval of the stockholders required by the DGCL and any other applicable law to effect the Merger.

If required, Biosite has also agreed to prepare and, file with the SEC a proxy statement with respect to the special meeting after completion of the Offer and after any Subsequent Offering Period and any exercise of the Top-Up Option. Unless Biosite has effected a Company Change in Recommendation, Biosite has agreed to include in the proxy statement the recommendation of Biosite’s board of directors that stockholders of Biosite vote in favor of the adoption of the Merger Agreement. The Merger Agreement requires Beckman, the Purchaser or any of their subsidiaries and affiliates to vote all of their Shares in favor of the adoption of the Merger Agreement.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Biosite to Beckman and the Purchaser and representations and warranties made by Beckman and the Purchaser to Biosite. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Biosite has made customary representations and warranties to Beckman and the Purchaser with respect to, among other things:

•	corporate matters related to Biosite and its subsidiaries, such as organization, standing, power and authority;

•	the corporate authorization of the Merger Agreement, including unanimous approval by Biosite’s board of directors;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	its capitalization;

•	financial statements and public SEC filings;

•	the information contained in the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business and absence of certain changes, except as contemplated by the Merger Agreement

•	absence of any events that has had or would reasonably be likely to have a material adverse effect on Biosite;

•	title to properties and the absence of certain encumbrances;

•	intellectual property;

•	material contracts;

•	compliance with laws and permits;

•	litigation;

•	regulatory matters;

•	product recalls;

•	taxes;

•	employee benefit plans, ERISA matters and approval of certain Biosite compensatory arrangements by the Compensation Committee of Biosite’s board of directors;

•	labor matters;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	the inapplicability of state takeover statutes to the Offer or the Merger;

•	the opinion of its financial advisor; and

•	brokers’ fees and expenses.

In the Merger Agreement, Beckman and the Purchaser have made customary representations and warranties to Biosite with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the corporate authorization of the Merger Agreement;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	matters relating to state takeover statutes;

•	sufficiency of funds to pay for the Offer and the Merger and matters relating to the Commitment Letter and the Term Loan Facility; and

•	the information contained in this Offer to Purchase, and any proxy statement relating to a special meeting concerning the Merger.

The representations and warranties contained in the Merger Agreement expire once the Shares have been accepted for payment in the Offer by the Purchaser. This expiration does not apply to any covenant or agreement of the parties which by its terms contemplates performance after such acceptance.

Interim Operations; Covenants. Except as disclosed prior to March 24, 2007, required by the terms of the Merger Agreement, or agreed to in writing by Beckman, from March 24, 2007 until the earlier of the termination of the Merger Agreement or the time when the Purchaser’s designees have been elected to and constitute a majority of Biosite’s board of directors, Biosite has agreed that it will and will cause its subsidiaries to use commercially reasonable efforts to:

•	conduct their businesses in the ordinary course of business consistent with past practice;

•	preserve intact their present business organizations;

•	maintain satisfactory relations with and keep available the services of their current officers and other key employees; and

•	preserve existing relationships with material customers, lenders, suppliers, distributors and others having material business relationships with Biosite and its subsidiaries.

In addition, except as disclosed prior to March 24, 2007, required by the terms of the Merger Agreement, or agreed to in writing by Beckman, from March 24, 2007 until the earlier of the termination of the Merger Agreement or the time when Beckman’s designees have been elected to and constitute a majority of Biosite’s board of directors, Biosite will and will cause its subsidiaries to use commercially reasonable efforts to not, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend the governing documents of Biosite or any of its subsidiaries;

•	split, combine, subdivide or reclassify any of its capital stock;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Biosite’s capital stock;

•	form any subsidiary;

•

issue shares of, or securities convertible into or exchangeable for, or grant any options or rights to acquire, any Shares or other securities that derive their value by reference to such Shares, except that Biosite may grant certain options and issue Shares upon the exercise of outstanding options and under the ESPP, each pursuant to the terms of the Merger Agreement;

•

transfer, lease, license or encumber material assets, other than sales in the ordinary course of business consistent with past practice, and dispositions of equipment and property no longer used in the operation of the business and certain permitted encumbrances;

•	redeem, repurchase or acquire any Shares or offer to do so, except for certain repurchases of unvested shares;

•

except in the ordinary course of business consistent with past practice and capital expenditures, acquire or lease any assets involving payments in excess of $1,000,000 individually or $10,000,000 in the aggregate or that would that would adversely affect the ability of Beckman or Biosite to obtain approval of the Merger under the HSR Act or similar antitrust laws of foreign countries;

•	acquire any equity interests in or substantially all of the assets of any person;

•	merge or consolidate with any person, or enter into any agreement with respect to the voting of its capital stock or other securities held by Biosite or any subsidiary;

•	incur, issue, repurchase, modify or assume any indebtedness or guarantee any indebtedness, subject to specified exceptions;

•	assume, guarantee, or otherwise become liable for the obligations of any third person;

•

increase or accelerate the vesting of, the compensation or benefits payable to, or grant any severance or termination pay to, any officers, directors, employees, or consultants, subject to certain specified exceptions;

•	establish, amend or terminate any Biosite employee benefit plan;

•	other than routine performance-related terminations, plan, announce or effect any material reduction in labor force;

•	settle or compromise legal proceedings, subject to specified exceptions;

•	enter into, amend materially or prematurely terminate any current material contract or otherwise waive or assign any material rights or claims thereunder;

•

enter into any new or renew or amend any existing contract relating to the distribution of Biosite’s or any of its subsidiaries’ products under which either Biosite or a subsidiary could be expected to pay or receive more than $250,000 in any fiscal year and that is not terminable or cancelable by Biosite on less than 91 days notice;

•	fail to maintain material intellectual property rights or fail to take such actions as are reasonable to enforce or prosecute intellectual property rights;

•	change any methods of accounting or accounting practices in any material respect, other than changes required under GAAP;

•	revalue in any material respect any of its assets other than in the ordinary course of business consistent with past practice or as required by GAAP or law;

•

make or amend any material tax election, settle material tax liability, change annual tax accounting period, change method of tax accounting, file material amendment to tax return, surrender right to claim a material tax refund or consent to extension or waiver of statute of limitations;

•	make any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate, except those contemplated in current capital expenditure budgets;

•	waive, release or assign any claims or rights of material value;

•	take any action to exempt any person from any state takeover law (other than Beckman, Purchaser or any subsidiary);

•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Biosite;

•

take any action that would, directly or indirectly, restrict or impair the ability of the Purchaser to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of Biosite;

•	change any insurance coverage in any material respect;

•

take, or agree in writing to take, any action that would or is reasonably likely to result in non-satisfaction of any of the conditions to the Merger or any of the conditions to the Offer, or a breach of any representation or warranty of Biosite or that would materially impair the ability of Biosite to complete the Merger or materially delay such completion;

•	pay success fees to advisors or agents in connection with the Merger Agreement or the Merger, subject to specified exceptions; or

•	enter into any written agreement, contract, commitment or arrangement to do any of the things described above, or authorize any of the things described above.

No Solicitation; Unsolicited Proposals. From March 24, 2007 until the first time that the Purchaser accepts shares for payment in the Offer or, if earlier, the valid termination of the Merger Agreement, Biosite has agreed that (i) it will not and will cause its officers, directors and representatives not to, and (ii) it will cause its subsidiaries and their respective officers, directors and representatives not to, directly or indirectly:

•

solicit, initiate, knowingly encourage, knowingly induce or knowingly facilitate the making, submission or announcement of an Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below);

•	furnish to any person any non-public information relating to Biosite in response to or in connection with an Acquisition Proposal or Acquisition Inquiry;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal or Acquisition Inquiry; or

•	approve, endorse or recommend to Biosite’s stockholders an Acquisition Proposal.

As an exception to the restrictions described above, Biosite may engage or participate in discussions or negotiations with a person and its representatives and financing sources, and provide confidential information with respect to Biosite to such person pursuant to a confidentiality agreement that is a least as favorable to Biosite as the confidentiality agreement between Biosite and Beckman, if:

•

that person has made a bona fide Acquisition Proposal in writing that Biosite’s board of directors determines in good faith after consulting with its legal counsel and financial advisor constitutes or is reasonably likely to lead to a Superior Proposal (as defined below);

•

to the extent Biosite would be prohibited from disclosing such discussions or negotiations to Beckman, that person has provided Biosite with a written acknowledgement that such discussions or negotiations and the information exchanged in connection those discussions and negotiations will be disclosed to Beckman and its representatives;

•	Biosite received the Acquisition Proposal other than as a result of a breach or violation of the restrictions described above;

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the Biosite board of directors has determined in good faith, after consulting with its legal counsel and financial advisor, that the failure to engage or participate in such discussions or negotiations does or would reasonably be likely to constitute a breach of its fiduciary obligations to Biosite’s stockholders;

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at least 48 hours prior to initially engaging or participating in any such discussions or negotiations with, or initially furnishing any confidential information to, such person, Biosite gives Beckman written notice of the identity of such person and all of the material terms and conditions of such Acquisition Proposal and of Biosite’s intention to participate in discussions or negotiations with, or furnish confidential information to, such person; and

•

contemporaneously with furnishing any confidential information to such person, Biosite furnishes such confidential information to Beckman (to the extent such information has not been previously furnished by Biosite to Beckman).

An “Acquisition Inquiry” is an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Beckman or the Purchaser) that would reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” is any offer or proposal (other than an offer or proposal made or submitted by Beckman or the Purchaser) relating to a possible transaction or series of related transactions involving or resulting in:

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any acquisition or purchase from Biosite by any person or group, directly or indirectly, of more than 15% of the total outstanding voting securities of Biosite, or any tender offer or exchange offer that, if completed, would result in the person or group making such offer beneficially owning 15% or more of the total outstanding voting securities of Biosite;

•

any merger, consolidation, share exchange, business combination, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving Biosite pursuant to which Biosite’s stockholders immediately prior to completion of such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction immediately after completion of such transaction;

•

any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of Biosite’s assets (measured by either book or fair market value thereof) or Biosite’s net revenues or net income; or

•	any liquidation, dissolution, recapitalization or other significant corporate reorganization of Biosite.

A “Superior Proposal” is an unsolicited, bona fide written offer made by a person that is unaffiliated with Biosite, to purchase (by way of merger, tender or exchange offer or otherwise) greater than 85% of Biosite’s assets or greater than 85% of the outstanding Shares (other than Shares already held by such person) that Biosite’s board of directors has determined in good faith after consulting with its counsel and financial advisor, and after taking into account, among other things, the financial, legal and regulatory aspects of such offer (including any financing required and the availability of that financing), as well as any revisions to the terms of the Merger Agreement proposed by Beckman in response to such offer is: (1) more favorable to Biosite’s stockholders (in their capacities as such) than the terms of the Offer and the Merger, and (2) reasonably certain of being completed on the terms proposed.

Biosite has also agreed to promptly, and in all cases within one business day of its receipt, advise Beckman orally (to be confirmed in writing as soon as practicable thereafter) of the receipt by Biosite of any Acquisition Proposal or Acquisition Inquiry, including the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry and the identity of the person or group making the Acquisition Proposal or Acquisition Inquiry. Biosite will keep Beckman informed as promptly as practicable (and in any event within 24 hours) of any material change in the status of or material change in the proposed terms and conditions of (including all material amendments or proposed material amendments to), any such Acquisition Proposal or Acquisition Inquiry. Biosite will provide promptly (and in any event within 24 hours) to Beckman copies of all written correspondence or other written material, including material in electronic form, between the person and Biosite, its subsidiaries or their respective representatives delivered in connection with any Acquisition Proposal or Acquisition Inquiry.

Unless Biosite’s board of directors determines in good faith, after consulting with Biosite’s legal counsel and financial advisor, that a failure to do so does or would reasonably be likely to constitute a breach of its fiduciary obligations to Biosite’s stockholders under applicable law, Biosite has agreed that it will not to release any person from, or waive any provision of, any confidentiality, standstill or similar agreement to which Biosite is a party or under which it has any rights and will use its best efforts to enforce such agreements at Beckman’s request. Biosite also agreed promptly (but in no event by March 30, 2007) to request each person that since January 1, 2005 has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment in Biosite to return or destroy all confidential information previously furnished to such person by or on behalf of Biosite, subject to the terms of the applicable confidentiality agreement.

Biosite may not enter into any agreement (other than a confidentiality agreement), arrangement or understanding (including a letter of intent) with respect to a Superior Proposal unless the Merger Agreement has been or concurrently is validly terminated by its terms and Beckman has received, by wire transfer of immediately available funds, any amounts due to Beckman under the termination fee provisions of the Merger Agreement described below.

Company Recommendation. Subject to the provisions described below, Biosite’s board of directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required to complete the Merger, adopt the Merger Agreement in accordance with the applicable provisions of DGCL. This is referred to as the “Company Recommendation.” Biosite’s board of directors also agreed to include the Company Recommendation in the Schedule 14D-9 and to permit Beckman to include the Company Recommendation in this Offer to Purchase and related Offer documents.

Subject to the provisions described below, the Merger Agreement provides that neither Biosite’s board of directors nor any committee thereof will:

(1)	withdraw, qualify, modify, change or amend in any manner adverse to Beckman or Purchaser (including pursuant to the Schedule 14D-9 or any amendment thereto):

•	the Company Recommendation;

•	the approval by Biosite’s board of directors of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; or

•

the approval by the Compensation Committee of Biosite’s board of directors of certain Biosite compensation arrangements as “employment compensation, severance or other employee benefit arrangements” for purposes of satisfying the requirements of the non-exclusive safe-harbor of Rule 14d-10(d)(2) under the Exchange Act.

(2)	fail to reconfirm the Company Recommendation or the approval of the Merger Agreement, the Offer, the Merger or any other transaction contemplated by the Merger Agreement promptly, and in any event within two business days, following Beckman’s request to do so if Beckman makes such request following the time at which an Acquisition Proposal made by a third party has been publicly announced or has otherwise become public or if one or more members of Biosite’s board of directors has taken any action publicly or that has become public that indicates that such member or members of Biosite’s board of directors do not unanimously support the Offer or the Merger;

(3)	approve or recommend (or propose publicly to approve or recommend) any Acquisition Proposal;

(4)	fail to recommend that Biosite’s stockholders not tender their Shares in a tender or exchange offer within five business days following the commencement of that tender or exchange offer if the tender offer or exchange would, if successful, result in any person becoming a beneficial owner of 10% or more of the outstanding Shares;

(5)	permit Biosite or any of its subsidiaries to enter into any contract (other than a confidentiality agreement), including any letter of intent or understanding, with respect to any Acquisition Proposal for Biosite except in connection with a termination of the Merger Agreement; or

(6)	resolve or propose to take any action described in (1) through (5) above, except in connection with a termination of the Merger Agreement.

The actions described in the foregoing clauses (1) through (6) are referred to in this Offer to Purchase as a “Company Change in Recommendation”.

Notwithstanding the foregoing provisions, at any time before completion of the Merger (but in the case of a Company Change in Recommendation in clauses (2), (3) and (5) in such definition, only prior to the first time the Purchaser accepts Shares for payment in the Offer), Biosite’s board of directors may effect a Company Change in Recommendation if:

•

Biosite’s board of directors has determined in good faith after consulting with its legal counsel and financial advisor and after considering in good faith any counter-offer or proposal made by Beckman, that it is required to effect a Company Change in Recommendation in order to comply with its fiduciary duties to Biosite’s stockholders under applicable law; and

•

Biosite provides Beckman a notice of its intention to make a Company Change in Recommendation at least three business days (or, if the Offer is scheduled to expire in a shorter period after the date of such notice is provided, then such shorter period) prior to making such Company Change in Recommendation.

Despite the restrictions in the Merger Agreement on the ability of the Biosite board of directors to effect a Company Change in Recommendation, the Merger Agreement does not prohibit Biosite’s board of directors from taking and disclosing to Biosite’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act or from making any disclosures to Biosite’s stockholders that Biosite’s board of directors determines in good faith, after consulting with its legal counsel and financial advisor, it is required to make in order to comply with its fiduciary duties to Biosite’s stockholders under the DGCL. In the event, however, that Biosite’s board of directors takes any such action that constitutes a Company Change in Recommendation, Beckman will be permitted to terminate the Merger Agreement and cause Biosite to pay it the Termination Fee (as defined below).

Indemnification and Insurance. From and after the first time that Purchaser accepts for payment Shares tendered in the Offer, Beckman will cause the surviving corporation in the Merger to honor in all respects the obligations of Biosite and its subsidiaries under their respective certificate of incorporation or bylaws (or equivalent organizational documents) and under any indemnification agreements in effect on the date of the Merger Agreement between Biosite or any of its subsidiaries and their current and former directors and officers who served as such in the last six years, whom we refer to as “indemnified persons.”

Beckman is required to cause Biosite, as the surviving corporation in the Merger, to maintain the current level and scope of officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after completion of the Merger, except that Biosite is not required to pay aggregate premiums for insurance in excess of 200% of the annual premium currently payable by Biosite for such coverage. If Beckman or Biosite is unable to obtain the amount of insurance required for such aggregate premium, Beckman or Biosite will obtain as much insurance as can be obtained for aggregate premiums not in excess of 200% of such annual premium. In lieu of the foregoing, Biosite may obtain a prepaid policy on the current D&O Insurance policy prior to completion of the Merger for an aggregate period of six years. If prepaid policies have been obtained prior to completion of the Merger, Beckman will, and will cause Biosite to, maintain such policies in full force and effect and continue to honor the obligations thereunder.

If Biosite, as the surviving corporation in the Merger, or any or its successors or assigns is involved in any consolidation, merger, or similar transaction or transfers all or substantially all of its properties and assets to any person, then the Merger Agreement requires that Biosite will ensure that an entity no less financially viable than the surviving corporation remains responsible for the obligations of Biosite described above.

Access to Information; Confidentiality. Until completion of the Merger, upon reasonable notice, Biosite has agreed, and has agreed to cause its subsidiaries, to give Beckman and its representatives reasonable access, during normal business hours to Biosite’s books and records and any other readily available information concerning its business as Beckman may reasonably request. All information obtained by Beckman or and its representatives is subject to the terms of the Confidentiality Agreement dated May 11, 2006 and as amended on June 2, 2006.

Public Disclosure. Beckman and Biosite must consult with each other and give due consideration to any reasonable additions, deletions or changes suggested by the other party and its counsel prior to issuing any press releases or otherwise making public statements with respect to the Merger and prior to making any filings with any governmental entity with respect to the Merger, except that Biosite does not have to consult with Beckman in connection with any press release or public statement issued or made with respect to any Acquisition Proposal or with respect to any Company Change in Recommendation.

Consents and Approvals. Each of Biosite, Beckman and the Purchaser has agreed to: (i) promptly make and effect all registrations, filings and submissions required to be made by Biosite, Beckman or the Purchaser or any of their respective subsidiaries under the HSR Act, the Exchange Act and any other applicable laws with respect to the Offer and the Merger; and (ii) use its commercially reasonable efforts to take all other action, on a timely basis, necessary or appropriate to complete the transactions contemplated by the Merger Agreement. Each of Beckman and the Purchaser has agreed to: (i) promptly provide all information requested by any governmental entity in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; and (ii) use its commercially reasonable efforts to promptly take all actions and steps necessary to obtain clearance or approval required to be obtained from the U.S. Federal Trade Commission (“FTC”), the U.S. Department of Justice (“DOJ”), the U.S. Department of State, the U.S. Department of Defense, any state attorney general, any foreign competition authority or any other governmental entity in connection with the transactions contemplated by the Merger Agreement.

Each of Biosite, Beckman and the Purchaser has also agreed to: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental entity with respect to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the DOJ or any other governmental entity regarding the Offer or the Merger. Biosite, Beckman and the Purchaser will consult and cooperate with each other and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding. In addition, except as may be prohibited by any governmental entity or by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental entity in connection with such request, inquiry, investigation, action or legal proceeding.

The Merger Agreement provides that, in connection with the receipt of any necessary governmental approvals, neither Beckman nor Biosite is required to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Beckman, Biosite or their respective subsidiaries or the conduct of their business in a specified manner.

Beckman and the Purchaser have agreed to use commercially reasonable efforts to cause all conditions to the Offer to be satisfied on a timely basis to the extent within their control and to cause the Purchaser to purchase the Shares pursuant to the Offer on the earliest possible date.

Employee Benefits. Any employee employed by Biosite or a Biosite subsidiary as of the effective time of the Merger will continue in the employment of Beckman, Biosite or any subsidiary of Beckman or Biosite after the Merger is completed (the “Continuing Employees”). To the extent such employment was “at-will” immediately prior to the Merger, such employment will continue to be at-will and subject to termination at any time for any or no reason. For the period beginning on the effective time of the merger through the end of the calendar year, Beckman will provide or cause to be provided to the Continuing Employees compensation and employee benefits under either Biosite’s benefit plans or under Beckman’s benefit plans or a combination of both.

Biosite employees will be eligible to participate in Beckman plans providing group medical, dental, disability or prescription drug coverage. With respect to such plans, Beckman agrees to: (i) waive (to the extent such plan is self-insured), or use commercially reasonable efforts to waive (to the extent such plan is insured) any exclusions for pre-existing conditions; (ii) waive any coverage waiting periods; (iii) provide each applicable Continuing Employee with credit for any co-payments deductibles and premiums for voluntary coverage paid by such Continuing Employee before his or her transfer; and (iv) provide each applicable Continuing Employee with credit for any unused account balance in each Biosite plan that includes a flexible spending account before his or her transfer to any analogous Beckman plan.

Continuing Employees are eligible to participate in a qualified cash or deferred arrangement or arrangements under Section 401(k) of the Code sponsored by Beckman or a subsidiary of Beckman for the benefit of their eligible employees. Continuing Employees are also eligible to receive credit for past service with Biosite and its subsidiaries for purposes of determining the amount of company contributions or vesting under any qualified defined contribution or defined benefit retirement plans sponsored or maintained by Beckman, the surviving corporation or their respective subsidiaries.

Transition of Business. If Purchaser accepted for payment and paid for all Shares tendered in the Offer, then to the extent requested by Beckman, Biosite will take commercially reasonable action to cooperate with Beckman in the planning and preparation of the integration of Biosite’s and Beckman’s business.

Financing. Beckman and the Purchaser must use their commercially reasonable efforts to do all things necessary, proper or advisable to arrange and obtain debt financing on the terms and conditions described in the Commitment Letter, including using commercially reasonable efforts to:

(a) maintain in effect the Commitment Letter and enter into definitive agreements with respect to the Term Loan Facility on the terms and conditions reflected in the Commitment Letter or on other terms reasonably acceptable to Beckman and the Purchaser,

(b) satisfy on a timely basis all material conditions applicable to Beckman and the Purchaser in such definitive agreements that are within their control,

(c) complete financing under the Term Loan Facility at such time or from time to time as is necessary for the Purchaser to satisfy its obligations under the Merger Agreement, and

(d) enforce its rights under the Commitment Letter; provided, however, that Beckman or the Purchaser will have the right to substitute alternative financing for the Commitment Letter with a different letter or a letter from alternative lenders so long as such substitute letter is subject to financing conditions that are at least as favorable to Beckman and Purchaser as the financing conditions set forth in the Commitment Letter.

If any portion of the Term Loan Facility becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Beckman and the Purchaser must use their commercially reasonable efforts to obtain alternative financing on terms no less favorable to the Purchaser than the Term Loan Facility from alternative sources as promptly as practicable following the occurrence of such event.

Termination. The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time:

•	by either Beckman or Biosite (which we refer to as “mutual termination rights”):

¡	by mutual consent of Biosite and Beckman at any time before the first time Purchaser accepts for payment Shares tendered in the Offer;

¡

if the Purchaser has not accepted for payment Shares tendered in the Offer on or before August 31, 2007, except that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement resulted in the Purchaser’s failure to accept for payment Shares tendered in the Offer prior to August 31, 2007;

¡

if there is any final, permanent, federal, state, local or non-United States law, judgment, or ruling promulgated by any governmental entity that is in effect and that prevents or prohibits completion of the Offer or the Merger or limits or would limit Beckman’s activity in connection with its ownership, operation or control of Biosite after the Merger (including any hold separate order), except that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to perform any covenant under the Merger Agreement resulted in the law, judgment, or ruling;

¡

if the Offer (as it may have been extended) expires as a result of the non-satisfaction of any conditions of the Offer, or is terminated or withdrawn prior to Purchaser accepting for payment or paying for any Shares tendered in the Offer, except that the right to terminate the Merger Agreement under this provision is not available to any party whose non-satisfaction of any condition of the Offer or the termination or withdrawal of the Offer is attributable to the failure of such party to fulfill its obligations under the Merger Agreement; or

¡

if there has been a breach by the other party of any representation, warranty, or covenant of such party set forth in the Merger Agreement, which breach (i) in the case of Biosite, results in the conditions described in the fourth or the fifth bullet point in Section 14—“Conditions of the Offer” not being satisfied, and (ii) in the case of a breach by Beckman or the Purchaser, has had or is reasonably like to have a material adverse effect upon Beckman’s or the Purchaser’s ability to complete the Offer or Merger, and in each case if the breach is not cured in all material respects within 30 days after the delivery of a written notice of such breach by the non-breaching party.

•	by Beckman (which is referred to as “Beckman termination rights”):

¡	if Biosite’s board of directors or any committee thereof has effected a Company Change in Recommendation;

¡

if Biosite has violated or breached, or is deemed to have violated or breached certain no solicitation provisions of the Merger Agreement and as a result thereof, Biosite shall have received an Acquisition Proposal;

¡

if Biosite failed to include the Company Recommendation in the Schedule 14D-9, or to permit Beckman to include the Company Recommendation in this Offer to Purchase or other documents relating to the Offer;

¡

if there has been any adverse event or development which has had and continues to have a material adverse effect on Biosite and Beckman provided written notice to Biosite of such material adverse effect and either such material adverse effect is not reasonably likely to be cured before August 31, 2007 or Biosite is not using its reasonable best efforts to cure such material adverse effect prior to August 31, 2007;

•

by Biosite if Biosite’s board of directors authorizes Biosite to accept or enter into a written agreement for a transaction constituting a Superior Proposal (which is referred to as the “Biosite termination rights”), if:

¡

Biosite received the Superior Proposal other than as a result of a breach of or violation of the no solicitation provisions of the Merger Agreement described above in the “—No Solicitation; Unsolicited Proposals” section;

¡

Biosite did not breach or violate in any material respect the no solicitation or board recommendation provisions of the Merger Agreement as described in the “—No Solicitation; Unsolicited Proposals” and “—Company Recommendation” sections above in connection with the Superior Proposal or any Acquisition Proposal that was a precursor to the Superior Proposal;

¡

Biosite provided Beckman at least three business days prior written notice indicating that Biosite intends to accept a Superior Proposal and prior to the expiration of such three business day period, Beckman does not make a binding offer that Biosite’s board of directors determines in good faith, after consultation with its legal counsel and financial advisor, is at least as favorable to Biosite’s stockholders as the Superior Proposal;

¡	immediately prior to or contemporaneous with the termination of the Merger Agreement, Biosite paid the Termination Fee (as defined below) to Beckman; and

¡	immediately following the termination of the Merger Agreement, Biosite enters into a definitive agreement to effect the Superior Proposal.

Effect of Termination. To terminate the Merger Agreement on its terms, written notice is required to be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which the termination is made. No party is relieved of any liability for breach of any covenant or for a willful breach of any representation or warranty contained in the Merger Agreement.

If: (i) Beckman or Biosite terminates the Merger Agreement pursuant to the mutual termination right set forth in the fourth bullet point under the mutual termination rights above, (ii) at or prior to the time of the termination, an Acquisition Proposal has been publicly announced or has become publicly known; (iii) the number of Shares tendered pursuant to the Offer shall not have satisfied the Minimum Condition; and (iv) within 12 months after the date of termination, Biosite or any Biosite subsidiary completes an Acquisition Transaction or enters into a contract to completed an Acquisition Transaction that is subsequently completed, then, within two business days after such acquisition transaction is completed, Biosite must pay Beckman a termination fee in the amount of $50 million (the “Termination Fee”) to be paid to Beckman. For purpose of this paragraph, the term “Acquisition Transaction” will have the meaning set forth in the definition of Acquisition Transaction except that all references to “15%” will be deemed to be references to “40%” and all references to “85%” will be deemed to be references to “60%”.

If Beckman terminates the Merger Agreement pursuant to the Beckman termination rights set forth in the first three bullet points under the Beckman termination rights above, within two business days after such termination, Biosite must pay Beckman the Termination Fee.

If Biosite terminates the Merger Agreement pursuant to the Biosite termination rights above, then Biosite is required to pay to Beckman the Termination Fee prior to or contemporaneously with and as a condition to the effectiveness of such termination.

If Biosite fails to pay the Termination Fee and Beckman commences a suit which resulting in a judgment against Biosite for the Termination Fee, Biosite is required to pay Beckman its costs and expenses (including attorney’s fees and disbursements) in connection with the suit, together with interest on the Termination Fee at the rate of 10% per annum, or if lower, the maximum rate permitted to be charged by applicable legal requirements as of the date such payment was required to be made.

Fees and Expenses. Except as set forth in the Merger Agreement described in the “—Termination Fee” section above, whether or not Shares are exchanged pursuant to the Offer and whether or not the Merger is completed, each pays its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the Merger.

Tender and Stockholder Support Agreement

In connection with the Merger Agreement, the Blickenstaffs entered into the Support Agreement. The following summary of certain provisions of the Support Agreement is qualified in its entirety by reference to the Support Agreement itself, which is incorporated herein by reference. We have filed a copy of the Support Agreement as an exhibit to the Schedule TO. Stockholders and other interested parties should read the Support Agreement in its entirety for a more complete description of the provisions summarized below.

The Blickenstaffs are parties to the Support Agreement and have agreed to tender, or cause to be tendered in the Offer any Shares they hold as of March 24, 2007 or acquire thereafter promptly following the commencement of the Offer, and in any event no later than the third business day prior to the initial Expiration Time of the Offer.

The Blickenstaffs have also agreed not to withdraw their Shares once tendered, or cause their Shares to be withdrawn, from the Offer at any time. If the Offer is terminated or withdrawn by the Purchaser, or the Merger Agreement is terminated prior to completion of the Offer, Beckman and the Purchaser are required to promptly return, and shall cause the depositary to return, all tendered Shares to the registered holders of the Shares tendered in the Offer. If the Merger is completed, the Blickenstaffs have agreed to waive and not to preserve or perfect any appraisal rights nor to dissent from the Merger.

The Blickenstaffs agree to vote all Shares beneficially owned or controlled by them, in connection with any meeting of Biosite’s stockholders or any action by written consent in lieu of a meeting of stockholders:

•

in favor of the Merger or any other transaction pursuant to which Beckman proposes to acquire Biosite, whether by tender offer, merger, or otherwise, in which Biosite’s stockholders would receive consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger; and/or

•

against any action or agreement which would impede, interfere with or prevent the Merger, including, any other extraordinary corporate transaction such as a merger, acquisition, sale, consolidation, reorganization or liquidation involving Biosite and a third party, or any other proposal of a third party to acquire Biosite or substantially all of Biosite’s assets.

The Blickenstaffs agree to, upon request of Beckman or the Purchaser, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Beckman or the Purchaser to be necessary or desirable to carry out the provisions of the Support Agreement.

During the term of the Support Agreement, except as otherwise provided therein, the Blickenstaffs agree not to:

•

transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of, or consent to any of the foregoing, any or all of their Shares or any right or interest therein;

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of their Shares;

•	deposit any of their Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Shares; or

•	take any other action that would in any way restrict, limit or interfere with the performance of their obligations under the Support Agreement or the transactions contemplated thereby.

The Support Agreement, and all rights and obligations of Beckman, the Purchaser and the Blickenstaffs will terminate on the earlier of: (i) the date when the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; and (ii) completion of the Merger.

14. Conditions of the Offer

The Purchaser is required to accept for payment and pay for any tendered Shares pursuant to the Offer only if:

•	the Minimum Condition has been satisfied at the Expiration Time;

•	the applicable waiting period under the HSR Act has expired or been terminated;

•	the applicable waiting period under foreign antitrust laws has expired or been terminated and the foreign antitrust and competition approvals required to complete the Offer have been obtained, in each case unless the foreign antitrust law or absence of these approvals would not (i) have a suspensory effect, (ii) reasonably be expected to materially limit Beckman’s ability to own or operate its assets, the assets of its subsidiaries or the assets of Biosite after the Merger or (iii) subject Beckman or the Purchaser to a material fine or penalty;

•

all of the representations and warranties of Biosite set forth in the Merger Agreement are accurate, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Biosite;

•

all of the covenants of Biosite contained in the Merger Agreement required to be performed prior to the first time Purchase accepts Shares tendered in the Offer for payment have been performed in all material respects;

•	there is no event or development that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on Biosite that is continuing;

•	there is no court injunction or law prohibiting the acceptance for payment of Shares tendered in the Offer or prohibiting completion of the Merger;

•	there is no lawsuit commenced by a governmental entity that seeks to prohibit the purchase of Shares tendered in the Offer or to prohibit completion of the Merger;

•	there is no law limiting Beckman’s ability to own, operate or control Biosite after the Merger; and

•	the Merger Agreement has not been terminated.

15. Certain Legal Matters

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by Biosite, none of Biosite, the Purchaser or Beckman is aware of any license or regulatory permit that appears to be material to the business of Biosite that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, the Purchaser presently intends to seek such approval or other action, except as described below under “—State Takeover Statutes.” Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Biosite’s business or that certain parts of Biosite’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Certain Conditions of the Offer.”

Business Combination Statutes. Biosite is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving Biosite. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Biosite’s certificate of incorporation nor bylaws excludes Beckman or Purchaser from the coverage of the Business Combination Provisions. Upon completion of the Offer, Beckman and Purchaser collectively will be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions. Accordingly, the Business Combination Provisions would prohibit completion of the Merger for a period of three years following completion of the Offer except that Biosite’s board of directors approved the commencement of the Offer and the execution of the Merger Agreement and related transactions. Accordingly, Beckman and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to completion of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Neither Beckman nor the Purchaser has attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. Beckman and the Purchaser

reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Beckman or the Purchaser takes in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser or Beckman may be required to file certain documents with, or receive approvals from, the relevant state authorities. If such a governmental authority sought or obtained an injunction seeking to prevent the Purchaser’s purchase of Shares in the Offer, it might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in completing the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Antitrust Matters

The United States. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be completed unless certain information has been furnished to the Antitrust Division of the DOJ and the FTC and certain waiting period requirements have been satisfied.

On March 30, 2007, Beckman filed a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the DOJ and the FTC. Biosite is required to file a similar Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with Offer and the Merger with the DOJ and the FTC no later than April 9, 2007. The HSR Act prescribes a 15-day initial waiting period, moved to the next business day if the period would otherwise expire on a weekend or federal holiday, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger will expire at 11:59 p.m., New York City time, on April 16, 2007, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Beckman or Biosite. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Beckman and Biosite with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Beckman. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—“Conditions of the Offer.”

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws (as defined below) as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Beckman or its subsidiaries. Private parties, as well as state and foreign governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of restraining trade or commerce, or the tendency to create a monopoly or to lessen competition substantially in any market.

Germany. Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Beckman of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Beckman within the one-month waiting period of the initiation of an in-depth investigation. Beckman anticipates filing the German Notification the week of April 2, 2007. If the FCO initiates an in-depth investigation, the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Beckman within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be completed. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer. See Section 14—“Conditions of the Offer.”

16. Fees and Expenses

Except as set forth below, neither Beckman nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

Morgan Stanley has acted as financial advisor to Beckman in connection with this transaction contemplated under the Merger Agreement and is acting as Dealer Manager in connection with the Offer. Beckman has agreed to pay Morgan Stanley a customary fee payable upon completion of the Offer for its services as financial advisor and as Dealer Manager. Beckman has also agreed to indemnify Morgan Stanley and related persons against certain liabilities and expenses in connection with its engagement as financial advisor and as Dealer Manager, including certain liabilities and expenses under the federal securities laws.

Beckman and the Purchaser has retained American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Beckman has retained D. F. King & Co., Inc. to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Neither Beckman nor the Purchaser will pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Legal Proceedings

None of Biosite, the Purchaser or Beckman is aware of any material pending legal proceeding relating to the Offer.

18. Miscellaneous

The Purchaser is making the Offer to all holders of Shares, other than Biosite. The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Morgan Stanley or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on Beckman’s or the Purchaser’s behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Beckman and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Biosite has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Biosite” and Section 9—“Certain Information Concerning Beckman and the Purchaser.”

Louisiana Acquisition Sub, Inc.

April 2, 2007

SCHEDULE I

Directors and Executive Officers of Beckman and the Purchaser

The names of the directors and executive officers of Beckman and the Purchaser and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director or executive officer is a citizen of the United States. The business address of each of the directors and executive officers of Beckman and the Purchaser is 4300 North Harbor Boulevard, Fullerton, CA 92835.

Beckman

Name	Age	Position
Scott Garrett	57	President and Chief Executive Officer, Director
Carolyn D. Beaver	49	Corporate Vice President, Controller, Chief Accounting Officer
G. Russell Bell	61	Senior Vice President and Chief Scientific Officer
Robert A. Boghosian	61	Senior Vice President, Quality and Regulatory Affairs
Paul Glyer	50	Senior Vice President, Strategy/Business Development
J. Robert Hurley	57	Senior Vice President, Human Resources/Communications
Robert W. Kleinert	55	Executive Vice President, Worldwide Commercial Operations
Pamela A. Miller	52	Senior Vice President, Supply Chain Management
Arnold A. Pinkston	48	Senior Vice President, General Counsel and Secretary
Roger B. Plotkin	56	Vice President, Treasurer
Charles P. Slacik	52	Senior Vice President and Chief Financial Officer
Kevin M. Farr	49	Director
Van B. Honeycutt	62	Director
James V. Mazzo	49	Director
Betty Woods	68	Director, Chairman of the Board
Peter B. Dervan	61	Director
Risa J. Lavizzo-Mourey	52	Director
Glenn S. Schaffer	57	Director
Robert G. Funari	59	Director
Charles A. Haggerty	65	Director
William N. Kelley	67	Director

The following summaries provide the material occupations, positions, offices or employment during the past five years of the directors and executive officers of Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc.

Scott Garrett serves as Beckman’s President and Chief Executive Officer. He was named Chief Executive Officer effective February 2005 and served as President and Chief Operating Officer since December 2003. He joined Beckman in 2002 as President, Clinical Diagnostics. Prior to joining Beckman, he served as chief executive officer of Garrett Capital Advisors, L.L.C., a private equity firm focused on medical device companies, and as chief executive officer for Kendro Laboratory Products, L.P., a life sciences company. Mr. Garrett also spent over 20 years of his career with Baxter International/American Hospital Supply Corporation and a Baxter spin-off company. He began his career with Baxter in product development. Through a series of promotions Mr. Garrett became Group Vice President of Baxter and President of the Diagnostics subsidiary. Baxter’s Diagnostics subsidiary subsequently became Dade International and then Dade Behring, Inc., where Mr. Garrett served as Chairman and Chief Executive Officer. Mr. Garrett has been a director of Beckman since January 2005.

Carolyn D. Beaver was named Corporate Vice President and Controller of Beckman, effective August 22, 2005 and was named Chief Accounting Officer effective October 6, 2005. She was also named interim Chief Financial Officer from July 2006 through October 2006. Ms. Beaver is also a director of Commerce National Bank, Fullerton, California, and the chair of its audit committee and a member of its asset/

liability committee. Ms. Beaver was an audit partner with KPMG LLP from 1987 through April 2002, and is a certified public accountant.

G. Russell Bell was named Senior Vice President and Chief Scientific Officer in January 2007. Previously, he was Executive Vice President, Global Businesses since July 12, 2005. Prior to that position, Dr. Bell was Group Vice President, Development and Business Centers for Beckman’s Clinical Diagnostics Division. He joined Beckman as President and CEO of Hybritech Incorporated, the former subsidiary of Eli Lilly and Company, acquired by Beckman Instruments, Inc. in January 1996.

Robert A. Boghosian was named Senior Vice President, Quality and Regulatory Affairs effective July 12, 2005. He joined Beckman in 2003 as Vice President, Quality and Regulatory Affairs. Prior to joining Beckman, Dr. Boghosian held the position of Senior Vice President of Quality Operations at Elan Corporation.

Paul Glyer was named Senior Vice President, Strategy and Business Development in February 2006. He previously served as Vice President Corporate Development since July 2005 and Vice President and Treasurer since February 2003. Prior positions were: Vice President-Director, Financial Planning since November 1999 and Vice President-Director, Finance for Diagnostics Development and Corporate Manufacturing since February 1999 and Assistant Treasurer and then Treasurer from 1989 to 1999. Mr. Glyer joined Beckman in 1989.

J. Robert Hurley was named Senior Vice President, Human Resources and Communications effective July 12, 2005. He joined Beckman in May 2005 as Vice President, Human Resources and Communications. Before joining Beckman, Mr. Hurley was a Corporate Vice President at Baxter International Inc.

Robert W. Kleinert was named Executive Vice President, Worldwide Commercial Operations in January 2007. He served as Executive Vice President, North America Commercial Operations since May 2006. He joined Beckman in 2003 as Vice President, Clinical Diagnostics Commercial Operations, Americas. Prior to joining Beckman, Mr. Kleinert served as President and Chief Executive Officer of Lifestream International, Inc.

Pamela A. Miller was named Senior Vice President, Supply Chain Management of Beckman, effective June 1, 2006. Ms. Miller started her 32-year career in medical diagnostics in 1974 with Kallestad Laboratories in Chaska, Minnesota. She has been in various leadership positions at Kallestad Laboratories, Sanofi Diagnostic Pasteur, and Beckman, including Research and Development, Customer Technical Support, Product Support, and Manufacturing Operations. Ms. Miller currently sits on the Executive Board of Directors for the University of St. Thomas Management Center.

Arnold A. Pinkston was named Senior Vice President and General Counsel effective November 15, 2005 and Secretary effective December 2, 2005. Prior to joining Beckman, Mr. Pinkston was Deputy General Counsel of Eli Lilly and Company, responsible for the legal affairs of Lilly USA, Eli Lilly Corporation’s global pharmaceutical products component and its global marketing and sales organization.

Roger B. Plotkin is Vice President, Treasurer. Mr. Plotkin joined Beckman 16 years ago as its Corporate Risk Manager and assumed increasing levels of responsibility in the area of Treasury and Finance. Prior to joining Beckman he held financial/risk management/underwriting positions with Maxxam Inc., Everest & Jennings International, and the Hartford Insurance Group.

Charles P. Slacik was named Senior Vice President and Chief Financial Officer of Beckman, effective October 25, 2006. Mr. Slacik joined Beckman from the specialty pharmaceutical company Watson Pharmaceuticals, Inc., where he was Executive Vice President and Chief Financial Officer since 2003. Prior to that, he was Senior Vice President and Chief Financial Officer at C.R. Bard, which develops and manufactures vascular, urology, oncology and surgical specialty products. Before C.R. Bard, he was with Wyeth (formerly American Home Products) in a variety of increasingly responsible positions in finance, information technology, and general management for several of the company’s divisions.

Kevin M. Farr, CPA, has been Chief Financial Officer for Mattel, Inc. since 2000. He previously served as Senior Vice President and Corporate Controller from 1996, and held various other positions since he joined Mattel in 1991. Mr. Farr currently is responsible for Mattel’s worldwide financial functions, as well as information technology, strategic planning, investor relations, corporate communications, consumer affairs and customs administration. He is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. Mr. Farr serves on the Marshall School Corporate Advisory Board of the Marshall School of Business at the University of Southern California and is Chairman of the Board for the Mattel Children’s Foundation. Mr. Farr has been a director of Beckman since October 2004.

Van B. Honeycutt is Chairman and Chief Executive Officer of Computer Sciences Corporation (CSC), a leading provider of consulting, system integration and information technology services to industries and governments worldwide. He joined CSC in 1975 as a Regional Marketing Manager for the company’s timesharing and value-added network. He later served in a variety of management and executive positions. He was named Chief Executive Officer at CSC in 1995 and then Chairman in 1997 and continues as Chairman and Chief Executive Officer to the present. Mr. Honeycutt has been a director of Beckman since 1998.

James V. Mazzo is Chairman, President and Chief Executive Officer of Advanced Medical Optics (AMO). Mr. Mazzo serves on the executive board of AdvaMed, the world’s largest medical device organization. He also serves on the University of California at Irvine (UCI) Dean’s Board of Directors’ Executive Committee, UCI Dean’s Board of Business and Engineering, and is a trustee for Chapman University, the University of San Diego, the UCI Foundation, member of the UCI Chief Executive Roundtable, and is the only non-ophthalmologist member of the International Intraocular Implant Club (IIIC). Mr. Mazzo assumed his duties as a director of Beckman effective February 2007.

Betty Woods served as President and Chief Executive Officer of Premera Blue Cross, formerly Blue Cross of Washington and Alaska, one of that area’s largest health care contractors, and also served as Chief Executive Officer of PREMERA, holding company of Premera Blue Cross from 1992 until her retirement in July 2000. She joined Premera Blue Cross in 1976. She serves on the Seattle-Northwest Chapter of the National Association of Corporate Directors, is on the Board of Trustees of Seattle University and Ambia, a privately-held architecture firm, and is a founding member of the National Institute for Health Care Management. Ms. Woods has been a director of Beckman since 1994 and has served as the Chairman of the Board since April 2005.

Peter B. Dervan, Ph.D., has been a member of the faculty at the California Institute of Technology since 1973 where he is currently Bren Professor of Chemistry in the Division of Chemistry and Chemical Engineering. He serves on the Scientific Advisory Board of Gilead Sciences and the Robert A. Welch Foundation. Dr. Dervan is a member of the National Academy of Sciences, the American Academy of Arts and Sciences, the American Philosophical Society, and the Institute of Medicine (NAS). Dr. Dervan has been a director of Beckman since 1997.

Risa J. Lavizzo-Mourey, M.D., MBA is President and CEO at The Robert Wood Johnson Foundation. She previously served as a Senior Vice President from April 2001 to January 2003. She served as the Director of the Institute on Aging and Chief of the Division of Geriatric Medicine from 1994 to 2001 and the Sylvan Eisman Professor of Medicine and Health Care Systems at the University of Pennsylvania from 1997. She is also a member of the Institute of Medicine of the National Academy of Science. She has served on numerous federal advisory committees including the Task Force on Aging Research, the Office of Technology Assessment Panel on Preventive Services for Medicare Beneficiaries, the Institute of Medicine’s Panel on Disease and Disability Prevention Among Older Adults and the President’s Advisory Commission on Consumer Protection and Quality in the Health Care Industry. Dr. Lavizzo-Mourey is on the board of Princeton Medical Center and a Director for Amerada Hess Corporation. Dr. Lavizzo-Mourey has been a director of Beckman since 2001.

Glenn S. Schaffer, CPA served as Vice Chairman of Pacific Life Insurance Company until his retirement on December 31, 2005. He was appointed Vice Chairman of Pacific Life in April 2005. Prior to being named

Vice Chairman, Mr. Schafer had been President and a board member of Pacific Life since 1995. In that capacity, he oversaw Pacific Life’s securities, real estate, institutional products, annuities and mutual funds divisions, and the broker dealer network, as well as the treasury, finance and administrative areas of the company. Mr. Schafer joined Pacific Life as Vice President, Corporate Finance, in 1986, was elected Senior Vice President and Chief Financial Officer in 1987, and in 1991, Executive Vice President and Chief Financial Officer. He is a member of the American Institute of Certified Public Accountants, and a Fellow of the Life Management Institute. Mr. Schafer is also on the board of directors of Scottish Re Group Limited. He is a co-chair on the Michigan State University President’s Campaign Cabinet and serves on the Michigan State University Foundation’s board of directors. He also serves on the Advisory Board of CASA (Court Appointed Special Advocates) in Orange County, California. Mr. Schafer has been a director of Beckman since 2002.

Robert G. Funari is Chairman and Chief Executive Officer of Crescent Healthcare, Inc., a private equity-backed provider of infusion therapy services where he has served since 2004. He previously served as President and Chief Executive Officer of Syncor International, a provider of specialized pharmacy services, and spent more than 18 years in a broad range of leadership positions at Baxter International. Mr. Funari also serves on the board of First Consulting Group and Pope & Talbot, Inc., and is Chairman of Bay Cities National Bank. Mr. Funari has been a director of Beckman since December 2005.

Charles A. Haggerty is currently Chief Executive Officer of Le Conte Assoc., LLC, a consulting and investment company in Laguna Niguel, California. Previously, he was Chairman, President and Chief Executive Officer of Western Digital Corporation, a manufacturer of hard disk drives, from 1993 until his retirement in 2000. Prior thereto, he served IBM Corporation in various positions for 28 years, holding the posts of Vice President of IBM’s Worldwide OEM Storage Marketing from 1991 to May 1992 and of Vice President/General Manager, Low-End Mass-Storage Products from 1989 to 1991. Mr. Haggerty also serves as a director of LSI Logic Corporation, Pentair, Inc., Deluxe Corporation and Imation Corp. Mr. Haggerty has been a director of Beckman since 1996.

William N. Kelley, M.D., is a Professor of Medicine and Professor of Biochemistry and Biophysics at the University of Pennsylvania School of Medicine. He served as Chief Executive Officer of the University of Pennsylvania Medical Center and Health System, Dean of the School of Medicine and Executive Vice President of the University from 1989 to 2000. He was the John G. Searle Professor and Chairman of the Department of Internal Medicine and Professor of Biological Chemistry at the University of Michigan in Ann Arbor from 1975 to 1989. He currently serves on the Board of Trustees of Emory University. He is a member of the Institute of Medicine of the National Academy of Sciences. He is a fellow of the American Academy of Arts and Sciences, a member of the Association of American Physicians and the American Philosophical Society, and a Master of the American College of Physicians and a Master of the American College of Rheumatology. Dr. Kelley also serves as a director of Merck & Co., Inc., GenVec, Inc., Advanced Biosurfaces, and PolyMedix. Dr. Kelley has been a director of Beckman since 1994.

Louisiana Acquisition Sub, Inc.

Name	Age	Position
Paul Glyer	50	President, Director
Charles P. Slacik	52	Chief Financial Officer, Director
Arnold A. Pinkston	48	Secretary, Director

Each of the directors and officers of Purchaser serve as officers of Beckman, and their biographies appear above in their capacity as such officers of Beckman.

Copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Biosite or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail or Overnight Courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	By Hand: American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, NY 10038

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor,

New York, New York 10005

Banks and Brokers call: (212) 269-5550

All Others Call toll free: (800) 769-4414

The Dealer Manager for the Offer is:

1585 Broadway

New York, New York 10036

Call toll free: (866) 673-4167